The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this prospectus supplement to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.


                  Subject to completion, dated August 3, 2001

Prospectus Supplement                          Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated July 30, 2001)            Registration No. 333-64886

                           Alliance Capital [LOGO]/R/

Alliance Capital Management L.P .

$350,000,000
% Notes due 2006

Interest payable       and

Issue price:

The notes will mature on         , 2006. Interest will accrue from         ,
2001. We may redeem the notes in whole or in part at any time as described in this Prospectus Supplement under "Description of Notes--Optional Redemption" on page S-38.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this Prospectus Supplement is accurate or complete. Any representation to the contrary is a criminal offense.

                  --------------------------------------------
                            Price to   Underwriting  Proceeds
                            Public     Discount      to Us

                  --------------------------------------------
                  Per Note    %             %        %

                  --------------------------------------------
                  Total       $       $              $

                  --------------------------------------------

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors on or about
August   , 2001 through the book entry system of The Depository Trust Company.

Deutsche Banc Alex. Brown                                              JPMorgan

            , 2001

   No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Alliance Capital since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                             Page
                                                             ----
                          Prospectus Supplement
              Summary of the Offering....................... S-3
              Alliance Capital Management L.P............... S-4
              Incorporation of Certain Documents by
                Reference................................... S-4
              Consolidated Ratio of Earnings to Fixed
                Charges..................................... S-5
              Use of Proceeds............................... S-6
              Capitalization................................ S-6
              Selected Consolidated Financial and Other Data S-7
              Management's Discussion and Analysis of
                Financial Condition and Results of
                Operations.................................. S-9
              Business...................................... S-26
              Description of Notes.......................... S-38
              United States Federal Taxation................ S-40
              ERISA......................................... S-42
              Underwriting.................................. S-43
              Legal Matters................................. S-44

                                  Prospectus

              About Alliance Capital Management L.P........... 3
              Where You Can Find More Information............. 3
              Special Note on Forward-Looking Statements...... 4
              Consolidated Ratios of Earnings to Fixed Charges 4
              Use of Proceeds................................. 5
              Description of Debt Securities.................. 6
              Description of Debt Warrants.................... 11
              Forms of Securities............................. 14
              Plan of Distribution............................ 16
              Legal Matters................................... 17
              Experts......................................... 17

                               -----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus dated July 30, 2001. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, only the notes described in this prospectus supplement and the accompanying prospectus, and we are offering to sell and seeking offers to buy these notes only in jurisdictions where offers and sales are permitted. In this prospectus supplement, the terms "Alliance Capital," "we," "us" and "our" refer to Alliance Capital Management L.P.

   The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus supplement and the accompanying prospectus outside the United States.

                            SUMMARY OF THE OFFERING

   The following summary describes the   % Notes due 2006 we are offering to
you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this prospectus supplement and in the accompanying prospectus.

Issuer......................  Alliance Capital Management L.P.

Notes Offered...............  $350,000,000   % Notes due 2006, referred to as
                              the "notes due 2006" or as the "notes."

Maturity....................           , 2006

Issue Date for the Notes....           , 2001

Issue Price.................    %

Interest Payment Dates......  Each     and     , commencing        , 2002.

Optional Redemption.........  We may redeem the notes at any time at our option. Please read the section "Description of Notes--Optional Redemption" in this prospectus supplement.

Ranking.....................  The notes will constitute senior debt and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness.

Covenants...................  The indenture for the notes contains limitations on liens on stock and debt of our designated subsidiaries (as defined in the accompanying prospectus) and limits our ability to merge or consolidate with or into any person (other than in a merger or consolidation in which we are the surviving person) or to sell all or substantially all of our properties or assets to any person.

Form........................  Fully registered global notes in book-entry form.

Delivery and Clearance......  We will deposit the global notes for the   %
                              notes due 2006 with The Depository Trust Company in New York.

How to Reach Us.............  Our principal executive offices are located at
                              1345 Avenue of the Americas, New York, New York 10105, telephone number (212) 969-1000.

                       ALLIANCE CAPITAL MANAGEMENT L.P.

   Alliance Capital Management Holding L.P., which we refer to as Alliance Holding, was formed in 1987 to succeed to the business of ACMC, Inc., a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States, or "Equitable," which began providing investment management services in 1971. On April 21, 1988 the business and substantially all of the operating assets of ACMC, Inc., were conveyed to Alliance Holding in exchange for a 1% general partnership interest in Alliance Holding and approximately 55% of the outstanding Alliance Holding units. In December 1991, ACMC, Inc., transferred its 1% general partnership interest in Alliance Holding to Alliance Capital Management Corporation.

   On February 19, 1998, Alliance Holding declared a two for one Alliance Holding unit split payable to Alliance Holding unitholders of record on March 11, 1998. No adjustments have been made to the number of Alliance Holding units outstanding or per Alliance Holding unit amounts prior to March 11, 1998, except as noted in the footnotes to the section titled "Selected Consolidated Financial and Other Data."

   In October 1999, Alliance Holding reorganized by transferring its business and assets to Alliance Capital, a newly formed operating partnership, in exchange for all of the Alliance Capital units, we refer to that transaction as the "reorganization." Since the date of the reorganization, Alliance Capital, which also is referred to as the operating partnership in this prospectus supplement and accompanying prospectus, has conducted the diversified investment management services business formerly conducted by Alliance Holding, and Alliance Holding's business has consisted of holding Alliance Capital units and engaging in related activities. Alliance Capital Management Corporation is the general partner of both Alliance Capital and Alliance Holding.

   On October 2, 2000, Alliance Capital acquired the business and assets of SCB Inc., formerly known as Sanford C. Bernstein Inc., which we refer to as "Bernstein," and assumed the liabilities of the Bernstein business, the "Bernstein acquisition." The purchase price consisted of a cash payment of $1.4754 billion and 40.8 million newly issued Alliance Capital units.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   Alliance Capital's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which has previously been filed by Alliance Capital with the Securities and Exchange Commission, "SEC," is incorporated by reference in this prospectus supplement.

   All annual, quarterly and special reports, proxy statements and other information filed by Alliance Capital with the SEC subsequent to the date of this prospectus supplement and prior to the termination of the offering of the notes shall be deemed to be incorporated by reference in this prospectus supplement and to be a part hereof from the date of filing of such documents. Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

                                   Six Months Ended
                                       June 30,              Fiscal Year
                                   ---------------- ------------------------------
                                     2001    2000   2000  1999  1998  1997   1996
                                   -----    -----   ----- ----- ----- ----- ------
Ratio of earnings to fixed charges    16.83   15.14 17.11 24.74 47.67 51.00 109.47

   For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of:

    . pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

    .  fixed charges;

    .  amortization of capitalized interest;

    .  distributed income of equity investees; and

    . our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

   less:

    .  capitalized interest.

   For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:

    .  interest expensed and capitalized;

    . amortized premiums, discounts and capitalized expenses related to indebtedness; and

    .  our estimate of the interest components of rental expenses.

                                USE OF PROCEEDS

   We intend to use the proceeds from the sale of the notes to reduce our outstanding commercial paper borrowings and to repay indebtedness under our bank revolving credit facilities and for other general partnership purposes.

                                CAPITALIZATION

   The following table sets forth a summary of our consolidated debt and capitalization at June 30, 2001, and as adjusted to give effect to the sale of the $350 million aggregate principal amount of notes offered by this prospectus supplement and the application of the net proceeds from that sale.

                                                                   At June 30, 2001
                                                                -----------------------
                                                                  Actual    As Adjusted
                                                                ----------- -----------
                                                                    (In thousands)
Commercial paper............................................... $  342,222  $  194,222
Bank revolving credit facilities...............................    202,000          --
Extendible commercial notes....................................     63,146      63,146
Other..........................................................      5,997       5,997
Notes due 2006.................................................         --     350,000
                                                                ----------  ----------
          Total debt........................................... $  613,365  $  613,365
                                                                ==========  ==========
Partners' Capital
   General Partner.............................................     42,235      42,235
                                                                ----------  ----------
   Limited Partners: 247,913,190 units issued and outstanding..  4,179,383   4,179,383
   Less: Capital contributions receivable from General Partner.    (33,434)    (33,434)
       Deferred compensation expense...........................   (127,950)   (127,950)
       Accumulated other comprehensive income..................     (5,336)     (5,336)
                                                                ----------  ----------
          Total partners' capital..............................  4,054,898   4,054,898
                                                                ----------  ----------
          Total capitalization................................. $4,668,263  $4,668,263
                                                                ==========  ==========

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

   The consolidated statement of income data of Alliance Capital for the year ended December 31, 2000, the combined consolidated statement of income data for the year ended December 31, 1999, which represent data of Alliance Capital for the two-month period ended December 31, 1999 and data of Alliance Holding, as predecessor to Alliance Capital, for the ten-month period ended October 29, 1999, and the consolidated statement of income data of Alliance Holding for the years ended December 31, 1998, 1997 and 1996 and the consolidated balance sheet data of Alliance Capital as of December 31, 2000 and 1999 and of Alliance Holding as of December 31, 1998, 1997 and 1996 are derived from and should be read in conjunction with our audited financial statements incorporated by reference to our report on Form 10-K for the year ended December 31, 2000. The consolidated statement of income data of Alliance Capital for the six-month periods ended June 30, 2001 and 2000 and the consolidated balance sheet data of Alliance Capital as of June 30, 2001 are derived from our unaudited financial statements incorporated by reference to our report on Form 10-Q for the period ended June 30, 2001. Results for the six months ended June 30, 2001 are not necessarily indicative of results that may be expected for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K for the year ended December 31, 2000 and in our Form 10-Q for the period ended June 30, 2001.

                                                     Operating Partnership(1)                  Alliance Holding
                                           --------------------------------------------- ----------------------------
                                              Six Months Ended
                                                  June 30,                      Year Ended December 31,
                                           ---------------------- ---------------------------------------------------
                                                (unaudited)                   (combined)
                                              2001       2000        2000        1999       1998      1997     1996
                                           ---------- ----------- ----------- ---------- ---------- -------- --------
                                                       (Dollars in thousands, unless otherwise indicated)
INCOME STATEMENT DATA:
Revenues:
   Investment advisory and services fees.. $1,004,633 $  751,831  $1,689,817  $1,331,758 $  952,992 $698,979 $564,032
   Distribution revenues..................    278,697    302,678     621,622     441,772    301,846  216,851  169,071
   Institutional research fees............    135,611         --      56,289          --         --       --       --
   Shareholder servicing fees.............     47,209     40,980      85,645      62,332     43,475   36,327   31,272
   Other revenues, net....................     36,453     17,854      68,726      33,443     25,743   23,179   24,142
                                           ---------- ----------  ----------  ---------- ---------- -------- --------
                                            1,502,603  1,113,343   2,522,099   1,869,305  1,324,056  975,336  788,517
                                           ---------- ----------  ----------  ---------- ---------- -------- --------
Expenses:
   Employee compensation and benefits.....    447,315    260,089     651,884     508,566    340,923  264,251  214,880
   Promotion and servicing
      Distribution plan payments..........    248,171    235,809     476,039     346,642    266,400  181,080  145,645
      Amortization of deferred sales
       commissions........................    116,204    103,886     219,664     163,942    108,853   73,841   53,144
      Other...............................     95,616     68,138     148,740     110,144     85,087   57,245   48,868
   General and administrative.............    154,893     99,029     226,710     184,754    162,323  120,283  100,854
   Interest...............................     21,165     24,390      44,244      22,585      7,586    2,968    1,923
   Amortization of intangible assets......     86,267      1,956      46,252       3,852      4,172    7,006   15,613
   Non-recurring items, net...............         --    (23,853)       (779)         --         --  120,900       --
                                           ---------- ----------  ----------  ---------- ---------- -------- --------
                                            1,169,631    769,444   1,812,754   1,340,485    975,344  827,574  580,927
                                           ---------- ----------  ----------  ---------- ---------- -------- --------
Income before income taxes................    332,972    343,899     709,345     528,820    348,712  147,762  207,590
Income taxes..............................     19,979     18,914      40,596      67,171     55,796   18,806   14,244
                                           ---------- ----------  ----------  ---------- ---------- -------- --------
Net income................................ $  312,993 $  324,985  $  668,749  $  461,649 $  292,916 $128,956 $193,346
                                           ========== ==========  ==========  ========== ========== ======== ========
Net income excluding performance fees..... $  298,052 $  313,733  $  632,046  $  398,416 $  270,366 $109,572 $182,490
                                           ========== ==========  ==========  ========== ========== ======== ========
Net operating earnings(2)................. $  399,260 $  303,088  $  714,222  $  465,501 $  297,088 $256,862 $208,959
                                           ========== ==========  ==========  ========== ========== ======== ========

                                                                                                Alliance Capital
                                                     Operating Partnership(1)               Management Holding L.P.
                                           -------------------------------------------- --------------------------------
                                              Six Months Ended
                                                  June 30,                       Year Ended December 31,
                                           ---------------------- ------------------------------------------------------
                                                (unaudited)                  (combined)
                                              2001       2000        2000       1999       1998       1997       1996
                                           ---------- ----------- ---------- ---------- ---------- ---------- ----------
                                                        (Dollars in thousands, unless otherwise indicated)
NET INCOME PER UNIT:(3)(4)
   Basic net income per unit.............. $     1.25 $     1.86  $     3.31 $     2.67 $     1.71 $     0.76 $     1.15
   Diluted net income per unit............ $     1.22 $     1.78  $     3.20 $     2.59 $     1.66 $     0.74 $     1.13
NET OPERATING EARNINGS
 PER UNIT:(3)(4)
   Diluted net income per unit............ $     1.22 $     1.78  $     3.20 $     2.59 $     1.66 $     0.74 $     1.13
   Amortization of intangible assets per
    unit.................................. $     0.33 $     0.01        0.22       0.02       0.02       0.04       0.09
   Non-recurring items per unit...........         --      (0.13)         --         --         --       0.70         --
                                           ---------- ----------  ---------- ---------- ---------- ---------- ----------
   Net operating earnings per unit........ $     1.55 $     1.66  $     3.42 $     2.61 $     1.68 $     1.48 $     1.22
                                           ========== ==========  ========== ========== ========== ========== ==========
PERFORMANCE FEES
 PER UNIT:(3)(4)
   Base fee earnings per unit............. $     1.50 $     1.60  $     3.24 $     2.24 $     1.55 $     1.37 $     1.16
   Performance fee earnings per unit...... $     0.05 $     0.06        0.18       0.37       0.13       0.11       0.06
                                           ========== ==========  ========== ========== ========== ========== ==========
   Net operating earnings per unit........ $     1.55 $     1.66  $     3.42 $     2.61 $     1.68 $     1.48 $     1.22
                                           ========== ==========  ========== ========== ========== ========== ==========
 CASH DISTRIBUTIONS
 PER UNIT:(3)(5).......................... $     1.53 $    1.635  $     3.40 $     2.55 $     1.62 $     1.40 $    1.095
BALANCE SHEET DATA AT
 PERIOD END:
   Total assets........................... $7,672,367 $3,153,498  $8,270,762 $1,661,061 $1,132,592 $  784,460 $  725,897
   Debt and long-term obligations(6)...... $  762,097 $  394,056  $  933,475 $  491,004 $  238,089 $  130,429 $   55,629
   Partners' capital...................... $4,054,898 $2,148,158  $4,133,677 $  552,667 $  430,273 $  398,051 $  476,020
 ASSETS UNDER MANAGEMENT
 AT PERIOD END (in millions)(7)........... $  465,371 $  387,759  $  453,679 $  368,321 $  286,659 $  218,654 $  182,792

--------
(1)The financial information above reflects the operations of Alliance Holding prior to its reorganization effective as of October 29, 1999 and Alliance Capital, or the operating partnership, following the reorganization.
(2)Net operating earnings represents net income excluding amortization of intangible assets and non-recurring items.
(3)Unit and per unit amounts for all periods prior to the two-for-one unit split in 1998 have been restated.
(4)Earnings per unit amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.
(5)The operating partnership is required to distribute all of its available cash flow, as defined in the Alliance Capital Partnership Agreement, to the general partner and Alliance Capital unitholders.
(6)Includes accrued expenses under employee benefit plans due after one year and debt.
(7)Assets under management exclude certain non-discretionary relationships and include 100% of assets managed by unconsolidated affiliates.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

General

   The operating partnership's revenues are largely dependent on the total value and composition of assets under its management. Assets under management were $465.4 billion at June 30, 2001, an increase of 20.0% from June 30, 2000 primarily as a result of the Bernstein acquisition, which added $85.8 billion at October 2, 2000, and net asset inflows, offset by market depreciation. Active equity and balanced account assets under management, which comprise approximately 62.5% of total assets under management, were 20.9% higher. Active fixed income assets under management, including cash management products, which comprise approximately 30.3% of total assets under management, increased by 27.3%.

Assets Under Management(1)

                                          June 30,
                                        -------------   Change   Percentage
                                         2001   2000  in dollars   change
                                        ------ ------ ---------- ----------
                                               (Dollars in billions)
    Retail............................. $163.1 $170.2   $ (7.1)     (4.2)%
    Institutional investment management  263.6  212.5     51.1      24.0
    Private client.....................   38.7    5.1     33.6     658.8
                                        ------ ------   ------
          Total........................ $465.4 $387.8   $ 77.6      20.0%
                                        ====== ======   ======

Assets Under Management By Investment Orientation(1)

                                          June 30,
                                        -------------   Change   Percentage
                                         2001   2000  in dollars   change
                                        ------ ------ ---------- ----------
                                               (Dollars in billions)
     Active equity and balanced--Growth
        Domestic....................... $151.4 $197.1   $(45.7)     (23.2)%
        Global and international.......   43.4   31.4     12.0       38.2
                                        ------ ------   ------
     Active equity and balanced--Value.
        Domestic.......................   76.5   12.0     64.5      537.5
        Global and international.......   19.7    0.2     19.5    9,750.0
                                        ------ ------   ------
     Total active equity and balanced..  291.0  240.7     50.3       20.9
     Active fixed income...............
        Domestic.......................  114.0   97.7     16.3       16.7
        Global and international.......   27.3   13.2     14.1      106.8
     Passive...........................
        Domestic.......................   28.3   30.0     (1.7)      (5.7)
        Global and international.......    4.8    6.2     (1.4)     (22.6)
                                        ------ ------   ------
           Total....................... $465.4 $387.8   $ 77.6       20.0%
                                        ====== ======   ======

Average Assets Under Management(1)(2)

                                    Three Months Ended             Six Months Ended
                                         June 30,                      June 30,
                                    ------------------- Percentage ----------------- Percentage
                                      2001      2000      change     2001     2000     change
                                    --------- --------- ---------- -------- -------- ----------
                                                       (Dollars in billions)
Retail.............................    $162.1    $169.8    (4.5)%    $164.5   $163.9     0.4%
Institutional investment management     254.7     211.7    20.3       255.1    208.9    22.1
Private client.....................      38.1       5.3   618.9        37.6      5.3   609.4
                                    --------- ---------            -------- --------
      Total........................    $454.9    $386.8    17.6%     $457.2   $378.1    20.9%
                                    ========= =========            ======== ========

Analysis of Assets Under Management--Three Month Periods(1)

                                                      2001                                  2000
                                      ------------------------------------- -------------------------------------
                                              Institutional                         Institutional
                                               Investment   Private                  Investment   Private
                                      Retail   Management   Client   Total  Retail   Management   Client   Total
                                      ------- ------------- ------- ------- ------- ------------- ------- -------
                                                                 (Dollars in billions)
Balance at April 1,.................. $155.9     $240.3      $37.0  $433.2  $173.2     $215.4      $ 5.6  $394.2
                                      ------     ------      -----  ------  ------     ------      -----  ------
Sales/new accounts...................   11.2       17.7        2.2    31.1    19.1        4.3        0.1    23.5
Redemptions/terminations.............   (8.0)      (1.6)      (1.9)  (11.5)  (12.1)      (2.1)      (0.4)  (14.6)
Net cash management sales............   (1.3)      (1.1)       0.3    (2.1)   (4.8)      (0.8)        --    (5.6)
Cash flow/Unreinvested dividends.....   (0.2)       0.1       (0.2)   (0.3)   (0.2)       1.1         --     0.9
                                      ------     ------      -----  ------  ------     ------      -----  ------
Net asset inflows (outflows).........    1.7       15.1        0.4    17.2     2.0        2.5       (0.3)    4.2
Discontinued affiliated joint venture
 companies...........................   (0.9)      (0.3)        --    (1.2)     --         --         --      --
Transfer.............................    0.8       (0.8)        --      --      --         --         --      --
Market appreciation (depreciation)...    5.6        9.3        1.3    16.2    (5.0)      (5.4)      (0.2)  (10.6)
                                      ------     ------      -----  ------  ------     ------      -----  ------
Net change...........................    7.2       23.3        1.7    32.2    (3.0)      (2.9)      (0.5)   (6.4)
                                      ------     ------      -----  ------  ------     ------      -----  ------
Balance at June 30,.................. $163.1     $263.6      $38.7  $465.4  $170.2     $212.5      $ 5.1  $387.8
                                      ======     ======      =====  ======  ======     ======      =====  ======

Analysis of Assets Under Management--Six Month Periods(1)

                                                      2001                                  2000
                                      ------------------------------------- -------------------------------------
                                              Institutional                         Institutional
                                               Investment   Private                  Investment   Private
                                      Retail   Management   Client   Total  Retail   Management   Client   Total
                                      ------- ------------- ------- ------- ------- ------------- ------- -------
                                                                 (Dollars in billions)
Balance at January 1,................ $163.3     $253.6      $36.8  $453.7  $155.2     $207.6      $ 5.5  $368.3
                                      ------     ------      -----  ------  ------     ------      -----  ------
Sales/new accounts...................   23.4       23.8        4.1    51.3    39.5        7.2        0.2    46.9
Redemptions/terminations.............  (16.9)      (5.2)      (3.3)  (25.4)  (25.0)      (3.3)      (0.5)  (28.8)
Net cash management sales............    0.7        1.8        0.3     2.8    (2.1)       0.6         --    (1.5)
Cash flow/Unreinvested dividends.....   (0.4)      (0.2)       0.2    (0.4)   (0.4)      (2.9)        --    (3.3)
                                      ------     ------      -----  ------  ------     ------      -----  ------
Net asset inflows (outflows).........    6.8       20.2        1.3    28.3    12.0        1.6       (0.3)   13.3
Australia joint venture company......    5.4        3.1         --     8.5      --         --         --      --
Discontinued affiliated joint venture
 companies...........................   (0.9)      (0.3)        --    (1.2)     --         --         --      --
Transfer.............................    0.8       (0.8)        --      --      --         --         --      --
Market appreciation (depreciation)...  (12.3)     (12.2)       0.6   (23.9)    3.0        3.3       (0.1)    6.2
                                      ------     ------      -----  ------  ------     ------      -----  ------
Net change...........................   (0.2)      10.0        1.9    11.7    15.0        4.9       (0.4)   19.5
                                      ------     ------      -----  ------  ------     ------      -----  ------
Balance at June 30,.................. $163.1     $263.6      $38.7  $465.4  $170.2     $212.5      $ 5.1  $387.8
                                      ======     ======      =====  ======  ======     ======      =====  ======

--------
(1)Excludes certain non-discretionary relationships. Includes 100% of assets under management of unconsolidated affiliates as follows: $2.5 billion retail assets and $0.9 billion institutional investment management assets at June 30, 2001 and $2.5 billion retail assets and $0.9 billion institutional investment management assets at June 30, 2000. Certain amounts in the 2000 presentation have been reclassified to conform to the 2001 presentation.
(2)Average monthly assets under management.

   Assets under management at June 30, 2001 were $465.4 billion, an increase of $32.2 billion or 7.4% from March 31, 2001 and an increase of $11.7 billion or 2.6% from December 31, 2000.

   Retail assets under management at June 30, 2001 were $163.1 billion, an increase of $7.2 billion or 4.6% from March 31, 2001 and a decrease of $0.2 billion or 0.1% from December 31, 2000. The increase for the second quarter was primarily due to market appreciation of $5.6 billion and net asset inflows of $1.7 billion. The decrease for the six months ended June 30, 2001 was primarily due to market depreciation of 12.3 billion, offset by net asset inflows of $6.8 billion and assets from the new Australia joint venture company established during February 2001.

   Institutional investment management assets under management at June 30, 2001 were $263.6 billion, an increase of $23.3 billion or 9.7% from March 31, 2001 and an increase of $10.0 billion or 3.9% from December 31, 2000. The increase for the second quarter was principally due to net asset inflows of $15.1 billion and market appreciation of $9.3 billion. The increase for the six months ended June 30, 2001 was primarily due to net asset inflows of $20.2 billion and assets from the new Australia joint venture company established during February 2001 offset by market depreciation of $12.2 billion.

   Private client assets under management at June 30, 2001 were $38.7 billion, an increase of $1.7 billion or 4.6% from March 31, 2001 and an increase of $1.9 billion or 5.2% from December 31, 2000. The increase for the second quarter was due principally to market appreciation of $1.3 billion and net asset inflows of $0.4 billion. The increase for the six months ended June 30, 2001 was due principally to net asset inflows of $1.3 billion and market appreciation of $0.6 billion.

   Assets under management at June 30, 2000 were $387.8 billion, a decrease of $6.4 billion or 1.6% from March 31, 2000 and an increase of $19.5 billion or 5.3% from December 31, 1999.

   Retail assets under management at June 30, 2000 were $170.2 billion, a decrease of $3.0 billion or 1.7% from March 31, 2000 and an increase of $15.0 billion or 9.7% from December 31, 1999. The decrease for the second quarter was due principally to market depreciation of $5.0 billion, offset by net asset inflows of $2.0 billion. The increase for the six months ended June 30, 2000 was due principally to net asset inflows of $12.0 billion and market appreciation of $3.0 billion.

   Institutional investment management assets under management at June 30, 2000 were $212.5 billion, a decrease of $2.9 billion or 1.3% from March 31, 2000 and an increase of $4.9 billion or 2.4% from December 31, 1999. The decrease for the second quarter was primarily due to market depreciation of $5.4 billion offset by net asset inflows of $2.5 billion. The increase for the six months ended June 30, 2000 was primarily due to market appreciation of $3.3 billion and net asset inflows of $1.6 billion.

   Private client assets under management at June 30, 2000 were $5.1 billion, a decrease of $0.5 billion or 8.9% from March 31, 2000 and a decrease of $0.4 billion or 7.3% from December 31, 1999. The decrease for the second quarter was primarily due to net asset outflows of $0.3 billion and market depreciation of $0.2 billion. The decrease for the six months ended June 30, 2000 was primarily due to net asset outflows of $0.3 billion and market depreciation of $0.1 billion.

Consolidated Results of Operations

                                           Three Months Ended             Six Months Ended
                                                June 30,                      June 30,
                                           ------------------ Percentage ------------------- Percentage
                                             2001      2000     change     2001      2000      change
                                           --------- -------- ---------- --------- --------- ----------
                                                              (Dollars in millions)

Revenues.................................. $  760.2  $ 564.9      34.6%  $1,502.6  $1,113.3      35.0%
Expenses..................................    589.2    402.1      46.5    1,169.6     769.4      52.0
                                           --------  -------             --------  --------
Income before income taxes................    171.0    162.8       5.0      333.0     343.9      (3.2)
Income taxes..............................     10.3      9.0      14.4       20.0      18.9       5.8
                                           --------  -------             --------  --------
Net income................................ $  160.7  $ 153.8       4.5   $  313.0  $  325.0      (3.7)
                                           ========  =======             ========  ========
Net income................................ $  160.7  $ 153.8       4.5   $  313.0  $  325.0      (3.7)
Amortization of intangible assets.........     43.2      1.0   4,220.0       86.3       2.0   4,215.0
Non-recurring item........................       --       --       N/A         --     (23.9)   (100.0)
                                           --------  -------             --------  --------
Net operating earnings(1)................. $  203.9  $ 154.8      31.7   $  399.3  $  303.1      31.7
                                           ========  =======             ========  ========
Base fee earnings......................... $  192.1  $ 149.3      28.7   $  384.3  $  291.8      31.7
Performance fee earnings..................     11.8      5.5     114.5       15.0      11.3      32.7
                                           --------  -------             --------  --------
Net operating earnings(1)................. $  203.9  $ 154.8      31.7   $  399.3  $  303.1      31.7
                                           ========  =======             ========  ========
Diluted net income per unit............... $   0.63  $  0.83     (24.1)  $   1.22  $   1.78     (31.5)
Amortization of intangible assets per unit     0.16     0.01   1,500.0       0.33      0.01   3,200.0
Non-recurring item per unit...............       --       --       N/A         --     (0.13)   (100.0)
                                           --------  -------             --------  --------
Net operating earnings per unit........... $   0.79  $  0.84      (6.0)  $   1.55  $   1.66      (6.6)
                                           ========  =======             ========  ========
Base fee earnings per unit................     0.75     0.81      (7.4)      1.50      1.60      (6.3)
Performance fee earnings per unit.........     0.04     0.03      33.3       0.05      0.06     (16.7)
                                           --------  -------             --------  --------
Net operating earnings per unit........... $   0.79  $  0.84      (6.0)% $   1.55  $   1.66      (6.6)%
                                           ========  =======             ========  ========
Pre-tax operating margin(2)...............     34.4%    40.0%                34.3%     39.7%

--------
(1)Net operating earnings: Net income excluding amortization of intangible assets and non-recurring items.
(2)Calculated after netting distribution revenues against operating expenses (excluding amortization of intangible assets and non-recurring items).

   Net income for the three months ended June 30, 2001 increased $6.9 million or 4.5% from net income for the three months ended June 30, 2000. Net income for the six months ended June 30, 2001 decreased $12.0 million or 3.7% from net income for the six months ended June 30, 2000. The increase in net income for the second quarter was principally due to higher revenues offset partially by higher operating expenses and amortization of intangible assets, due principally to the Bernstein acquisition. The decrease in net income for the six month period was the result of higher revenues offset partially by higher operating expenses and amortization of intangible assets, due to the Bernstein acquisition and the $22.5 million ($23.9 million pre-tax) impact of a non-recurring non-cash gain recorded in first quarter 2000 related to the settlement of litigation.

Revenues

                                        Three Months Ended            Six Months Ended
                                             June 30,                     June 30,
                                        ------------------ Percentage ----------------- Percentage
                                          2001      2000     change     2001     2000     change
                                        --------  -------- ---------- -------- -------- ----------
                                                          (Dollars in millions)
Investment advisory and services fee:
   Retail..............................    $231.6   $248.7     (6.9)% $  472.9 $  491.5    (3.8)%
   Institutional investment management.     180.3    120.4     49.8      349.9    243.1    43.9
   Private client......................      94.9      8.5  1,016.5      181.8     17.2   957.0
                                        --------  --------            -------- --------
       Subtotal........................     506.8    377.6     34.2    1,004.6    751.8    33.6
                                        --------  --------            -------- --------
Distribution revenues..................     138.3    155.5    (11.1)     278.7    302.7    (7.9)
Institutional research services........      71.2       --      N/A      135.6       --     N/A
Shareholder servicing fees.............      24.6     21.6     13.9       47.2     41.0    15.1
Other revenues, net....................      19.3     10.2     89.2       36.5     17.8   105.1
                                        --------  --------            -------- --------
       Total...........................    $760.2   $564.9     34.6%  $1,502.6 $1,113.3    35.0%
                                        ========  ========            ======== ========

  Investment Advisory and Services Fees

   Investment advisory and services fees, the largest component of the operating partnership's revenues, are generally calculated as a small percentage of the value of assets under management and vary with the type of account managed. Fee income is therefore affected by changes in the amount of assets under management, including market appreciation or depreciation, the addition of new client accounts or client contributions of additional assets to existing accounts, withdrawals of assets from and termination of client accounts, purchases and redemptions of mutual fund shares, and shifts of assets between accounts or products with different fee structures. Investment advisory and services fees include brokerage transaction charges of Sanford C. Bernstein & Co., LLC, "SCB LLC," a wholly-owned subsidiary of the operating partnership, for substantially all private client transactions and certain institutional investment management client transactions. Investment advisory and services fees for the three and six months ended June 30, 2001 increased $129.2 million or 34.2% and $252.8 million or 33.6%, respectively from the three months and six months ended June 30, 2000.

   Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as either a percentage of absolute investment results or a percentage of investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period and will generally be higher in favorable markets and lower in unfavorable markets, which may increase the volatility of the operating partnership's revenues and earnings. Performance fees aggregated $16.5 million and $20.9 million for the three and six months ended June 30, 2001. The $8.5 million, or 106.3%, increase in performance fees from $8.0 million in the second quarter of 2000 was primarily related to accounts gained as a result of the Bernstein acquisition with performance fee arrangements. The $4.8 million, or 29.8%, increase in performance fees from $16.1 million for the six months ended June 30, 2000 was also primarily a result of accounts gained as a result of the Bernstein acquisition with performance fee arrangements.

   Retail investment advisory and services fees for the three months ended June 30, 2001 decreased by $17.1 million or 6.9% from the three months ended June 30, 2000 primarily as a result of a 4.5% decrease in average assets under management and a shift in assets to lower fee cash management products, offset by a $1.4 million increase in performance fees. Retail investment advisory and services fees for the six months ended June 30, 2001 decreased by $18.6 million or 3.8% from the six months ended June 30, 2000 primarily as a result of a shift in assets to lower fee cash management products, offset by a $1.5 million increase in performance fees.

   Institutional investment management investment advisory and services fees for the three months ended June 30, 2001 increased by $59.9 million or 49.8% from the three months ended June 30, 2000 due primarily to a 20.3% increase in average assets under management and brokerage transaction charges of $6.5 million from certain institutional investment management client transactions, primarily as a result of the Bernstein acquisition and an increase in performance fees of $6.7 million. Institutional investment management investment advisory and services fees for the six months ended June 30, 2001 increased by $106.8 million or 43.9% from the six months ended June 30, 2000 due primarily to a 22.1% increase in average assets under management and brokerage transaction charges of $13.7 million from certain institutional investment management client transactions, primarily as a result of the Bernstein acquisition and an increase in performance fees of $3.0 million.

   Private client investment advisory and services fees for the three months ended June 30, 2001 increased $86.4 million or 1,016.5% from the three months ended June 30, 2000 due primarily to a 618.9% increase in average assets under management and brokerage transaction charges of $21.8 million, primarily as a result of the Bernstein acquisition. Private client investment advisory and service fees for the six months ended June 30, 2001 increased $164.6 million or 957.0% from the six months ended June 30, 2000 due primarily to a 609.4% increase in average assets under management and brokerage transaction charges of $35.8 million, primarily as a result of the Bernstein acquisition.

  Distribution Revenues

   The operating partnership's subsidiary, Alliance Fund Distributors, Inc., "AFD," acts as distributor of the Alliance mutual funds and receives distribution plan fees from those funds in reimbursement of distribution expenses it incurs. Distribution revenues for the three months and six months ended June 30, 2001 decreased 11.1% and 7.9%, respectively, from the three months and six months ended June 30, 2000 principally due to lower average daily mutual fund assets under management attributable to market depreciation.

  Institutional Research Services

   Institutional research services revenue consists of brokerage transaction charges and underwriting syndicate revenues related to services provided to certain institutional investors by SCB LLC. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Syndicate participation and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which SCB LLC acts as an underwriter or agent. Syndicate participation and underwriting revenues are recorded on the offering date. Revenues from institutional research services for the three months and six months ended June 30, 2001 were $71.2 million and $135.6 million, respectively. There were no revenues from institutional research services for the three months and six months ended June 30, 2000.

  Shareholder Servicing Fees

   The operating partnership's subsidiaries, Alliance Global Investor Services, Inc. and ACM Global Investor Services S.A., provide transfer agency services to the Alliance mutual funds. Shareholder servicing fees for the three months and six months ended June 30, 2001 increased 13.9% and 15.1%, respectively, from the three months and six months ended June 30, 2000 as a result of increases in the number of mutual fund shareholder accounts serviced. The number of shareholder accounts serviced increased to approximately 7.1 million as of June 30, 2001 compared to approximately 6.1 million as of June 30, 2000.

  Other Revenues, Net

   Other revenues consist principally of administration and recordkeeping services provided to the Alliance mutual funds and the general accounts of The Equitable Life Assurance Society of the United States, "Equitable," a wholly-owned subsidiary of AXA Financial, Inc., "AXA Financial," and its insurance subsidiary. Investment income and changes in value of other investments are also included. Subsequent to the Bernstein acquisition, other revenues, net also includes net interest income earned on securities loaned to and borrowed from brokers and dealers. Other revenues, net for the three months and six months ended June 30, 2001 increased from the three and six months ended June 30, 2000 principally as a result of net interest income earned on securities loaned to and borrowed from brokers and dealers.

Expenses

                                   Three Months Ended             Six Months Ended
                                        June 30,                      June 30,
                                   ------------------- Percentage ---------------- Percentage
                                     2001      2000      change     2001    2000     change
                                   --------- --------- ---------- -------- ------- ----------
                                                     (Dollars in millions)
Employee compensation and benefits $   227.2 $   131.4     72.9%  $  447.3 $260.1      72.0%
Promotion and servicing...........     230.9     209.2     10.4      460.0  407.8      12.8
General and administrative........      79.4      50.2     58.2      155.0   99.0      56.6
Interest..........................       8.6      10.3    (16.5)      21.1   24.4     (13.5)
Amortization of intangible assets.      43.1       1.0  4,210.0       86.2    2.0   4,210.0
Non-recurring item................        --        --      N/A         --  (23.9)   (100.0)
                                   --------- ---------            -------- ------
   Total.......................... $   589.2 $   402.1     46.5%  $1,169.6 $769.4      52.0%
                                   ========= =========            ======== ======

  Employee Compensation and Benefits

   In connection with the Bernstein acquisition, all employees of Bernstein subsidiaries became employees of the operating partnership effective October 2, 2000. Employee compensation and benefits include salaries, commissions, fringe benefits and incentive compensation based on profitability. Provisions for future payments to be made under certain deferred compensation arrangements are also included in employee compensation and benefits expense.

   Employee compensation and benefits for the three months and six months ended June 30, 2001 increased 72.9% and 72.0%, respectively, from the three months and six months ended June 30, 2000 primarily as a result of increased base compensation, incentive compensation and commissions. These increases were primarily a result of the Bernstein acquisition and the related increase in the number of employees. The operating partnership had 4,435 employees at June 30, 2001 compared to 2,475 at June 30, 2000.

  Promotion and Servicing

   Promotion and servicing expenses include distribution plan payments to financial intermediaries for distribution of sponsored mutual funds and cash management services' products and amortization of deferred sales commissions paid to financial intermediaries for the sale of back-end load shares under the operating partnership's mutual fund distribution system, the "system". See "Capital Resources and Liquidity." Also included in this expense category are travel and entertainment, advertising, promotional materials, and investment meetings and seminars for financial intermediaries that distribute the operating partnership's mutual fund products.

   Promotion and servicing expenses for the three months and six months ended June 30, 2001 increased 10.4% and 12.8%, respectively, from the three months and six months ended June 30, 2000 primarily due to increased amortization of deferred sales commissions of $4.7 million and $12.3 million, respectively from new sales of back-end load shares under the system, see "Capital Resources and Liquidity," as well as higher travel and entertainment costs and higher promotional expenditures incurred in connection with mutual fund sales initiatives.

  General and Administrative

   General and administrative expenses are costs related to operations, including technology, professional fees, occupancy, communications, equipment and similar expenses. General and administrative expenses for the three months and six months ended June 30, 2001 increased 58.2% and 56.6%, respectively, for the three and six months ended June 30, 2000 principally as a result of the Bernstein acquisition and related occupancy and technology expenses.

  Interest

   Interest expense is incurred on the operating partnership's borrowings and on deferred compensation owed to employees. Interest expense for the three months and six months ended June 30, 2001 decreased from the three months and six months ended June 30, 2000 primarily as a result of lower interest expense incurred on deferred compensation liabilities offset partially by higher debt.

  Taxes on Income

   The operating partnership, a private limited partnership, is not subject to federal or state corporate income taxes. However, the operating partnership is subject to the New York City unincorporated business tax. Domestic corporate subsidiaries of the operating partnership are subject to federal, state and local income taxes, and are generally included in the filing of a consolidated federal income tax return; separate state and local income tax returns are filed. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they operate.

   Income tax expense of $10.3 million for the three months ended June 30, 2001 increased $1.3 million from the three months ended June 30, 2000 primarily as a result of a higher pre-tax income and a higher income tax rate for the current quarterly period. Income tax expense of $20.0 million for the six months ended June 30, 2001 increased $1.1 million from the six months ended June 30, 2000 primarily as a result of a higher income tax rate for the current year period offset by lower pre-tax income.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

General

   The operating partnership's revenues are largely dependent on the total value and composition of assets under its management. Assets under management grew 23.2% to $453.7 billion as of December 31, 2000 primarily as a result of the Bernstein acquisition, which added $85.8 billion at October 2, 2000, and continuing net sales of Alliance mutual funds, offset by market depreciation. Active equity and balanced account assets under management, which comprise approximately 63.5% of total assets under management, grew 31.3%. Active fixed income account assets under management, which comprise 28.7% of total assets under management, increased by 14.7%.

   In 2000, sales of Alliance mutual fund shares grew to $58.1 billion compared to sales of $47.6 billion in 1999. The increase, principally equity funds sold to both U.S. and non-U.S. investors, reduced by an increase in mutual fund redemptions, resulted in net Alliance mutual fund sales of $23.0 billion, a decrease of 16.1% from $27.4 billion in 1999.

Assets Under Management(1)

                                          Year Ended
                                         December 31,
                                    ---------------------- Percentage
                                       2000        1999      change
                                    ----------- ---------- ----------
                                    (Dollars in billions)
Retail.............................      $163.3     $155.2     5.2%
Institutional investment management       253.6      207.6    22.2
Private client.....................        36.8        5.5   569.1
                                    ----------- ----------
   Total...........................      $453.7     $368.3    23.2%
                                    =========== ==========

Assets Under Management By Investment Orientation(1)

                                      Year Ended
                                     December 31,
                                 --------------------- Percentage
                                    2000       1999      change
                                 ---------- ---------- ----------
                                 (Dollars in billions)
Active equity & balanced--Growth
   Domestic.....................     $166.9     $180.2     (7.4)%
   Global & international.......       30.5       27.9      9.3
Active equity & balanced--Value
   Domestic.....................       72.6       11.2    548.2
   Global & international.......       18.3        0.2  9,050.0
                                 ---------- ----------
Total active equity & balanced..      288.3      219.5     31.3
                                 ---------- ----------
Active fixed income
   Domestic.....................      109.1       97.6     11.8
   Global & international.......       20.9       15.7     33.1
Passive
   Domestic.....................       30.0       29.1      3.1
   Global & international.......        5.4        6.4    (15.6)
                                 ---------- ----------
       Total....................     $453.7     $368.3     23.2%
                                 ========== ==========

Average Assets Under Management(1)

                                         Year Ended
                                        December 31,
                                    --------------------- Percentage
                                       2000       1999      change
                                    ---------- ---------- ----------
                                    (Dollars in billions)
Retail.............................     $167.7     $125.8    33.3%
Institutional investment management      220.7      184.0    19.9
Private client.....................       11.5        4.8   139.6
                                    ---------- ----------
       Total.......................     $399.9     $314.6    27.1%
                                    ========== ==========

Analysis of Assets Under Management(1)

                                               Institutional
                                                Investment   Private
                                       Retail   Management   Client   Total
                                       ------- ------------- ------- -------
                                               (Dollars in billions)
Balance at January 1, 2000............ $155.2     $207.6      $ 5.5  $368.3
                                       ------     ------      -----  ------
Bernstein acquisition.................     --       55.0       30.8    85.8
Sales/new accounts....................   56.0       18.8        1.5    76.3
Redemptions/terminations..............  (32.9)     (11.5)      (1.9)  (46.3)
Net cash management sales.............    2.9        2.9         --     5.8
Cash flow.............................   (0.6)      (6.0)      (0.5)   (7.1)
Net market appreciation (depreciation)  (17.3)     (13.2)       1.4   (29.1)
                                       ------     ------      -----  ------
Net change............................    8.1       46.0       31.3    85.4
                                       ------     ------      -----  ------
Balance at December 31, 2000.......... $163.3     $253.6      $36.8  $453.7
                                       ======     ======      =====  ======

--------
(1)Excludes certain non-discretionary relationships. Includes 100% of assets under management by unconsolidated affiliates as follows: $2.7 billion retail assets and $1.1 billion institutional investment management assets at December 31, 2000 and $2.2 billion retail assets and $0.6 billion institutional investment management assets at December 31, 1999.

   Assets under management at December 31, 2000 were $453.7 billion, an increase of $85.4 billion or 23.2% from December 31, 1999. Retail assets under management at December 31, 2000 were $163.3 billion, an increase of $8.1 billion or 5.2% from December 31, 1999. This increase was due principally to net sales of $23.1 billion and net cash management sales of $2.9 billion, offset by market depreciation of $17.3 billion and net negative cash flows of $0.6 billion. Institutional investment management assets under management at December 31, 2000 were $253.6 billion, an increase of $46.0 billion or 22.2% from December 31, 1999. This increase was due to the Bernstein acquisition which added $55.0 billion, net sales and new accounts of $7.3 billion and net institutional cash management sales of $2.9 billion, offset by net negative cash flows of $6.0 billion and market depreciation of $13.2 billion. Private client assets under management at December 31, 2000 were $36.8 billion, an increase of $31.3 billion from December 31, 1999. This increase was due principally to the Bernstein acquisition which added $30.8 billion and market appreciation of $1.4 billion, offset by net redemptions and account terminations of $0.4 billion and net negative cash flows of $0.5 billion.

   Cursitor Alliance LLC, "Cursitor Alliance," a subsidiary of the operating partnership formed in connection with a 1996 acquisition, provides global asset allocation services to U.S. and non-U.S. institutional investors. Due to poor relative investment performance, Cursitor Alliance continues to experience client account terminations and asset withdrawals. Cursitor Alliance's assets under management aggregated $0.8 billion, $1.3 billion and $1.7 billion at December 31, 2000, 1999, and 1998, respectively. Cursitor Holdings, L.P., "CHLP," exercised its option to require the operating partnership to purchase its minority interest in Cursitor Alliance for $10.0 million. During the fourth quarter of 2000, management of the operating partnership determined that the remaining value of the intangible assets recorded in connection with this acquisition was impaired and wrote-off the remaining balance, resulting in a charge of $16.6 million.

Consolidated Results of Operations

   The following is a discussion of the results of operations for 2000 for the operating partnership compared to the 1999 combined results of operations of the operating partnership and, prior to the reorganization, Alliance Holding. The combined presentation is considered meaningful in understanding the diversified investment management business operated by Alliance Holding prior to the reorganization and by the operating partnership thereafter. All information prior to the reorganization is that of Alliance Holding.

   Net income for 2000 increased $207.1 million or 44.9% to $668.7 million from net income of $461.6 million for 1999. Diluted net income per unit for 2000 increased $0.61 or 23.6% to $3.20 from diluted net income per unit of $2.59 for 1999. The increase was principally due to an increase in investment advisory and services fees, resulting from higher average assets under management, due principally to the Bernstein acquisition, which was offset partially by higher operating expenses, principally employee compensation and benefits, promotion and servicing, and general and administrative expenses.

Revenues(1)

                                           Year Ended December 31,
                                           ----------------------- Percentage
                                              2000        1999       change
                                           ----------- ----------- ----------
                                            (Dollars in millions)
   Investment advisory and services fees:
      Retail..............................    $  999.5    $  788.6    26.7%
      Institutional investment management.       537.0       417.5    28.6
      Private client......................       153.4       125.6    22.1
                                           ----------- -----------
          Subtotal........................     1,689.9     1,331.7    26.9
                                           ----------- -----------
   Distribution revenues..................       621.6       441.8    40.7
   Institutional research services........        56.3          --     N/A
   Shareholder servicing fees.............        85.6        62.3    37.4
   Other revenues, net....................        68.7        33.5   105.1
                                           ----------- -----------
          Total...........................    $2,522.1    $1,869.3    34.9%
                                           =========== ===========

--------
(1)Reflect revenues of the business of Bernstein from the date of the October 2, 2000 acquisition, revenues of Alliance Holding prior to the Reorganization and revenues of the operating partnership thereafter.

  Investment Advisory and Service Fees

   Investment advisory and services fees, the largest component of the operating partnership's revenues, are generally calculated as a small percentage of the value of assets under management and vary with the type of account managed. Fee income is therefore affected by changes in the amount of assets under management, including market appreciation or depreciation, the addition of new client accounts or client contributions of additional assets to existing accounts, withdrawals of assets from and termination of client accounts, purchases and redemptions of mutual fund shares, and shifts of assets between accounts or products with different fee structures. The operating partnership's investment advisory and services fees increased 26.9% and 39.7% in 2000 and 1999, respectively.

   Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated either as a percentage of absolute investment results or a percentage of investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period and will generally be higher in favorable markets and lower in unfavorable markets, which may increase the volatility of the operating partnership's revenues and earnings. Performance fees aggregated $72.5 million and $162.2 million in 2000 and 1999, respectively. Lower performance fees in 2000 were primarily the result of a decline in absolute returns in certain hedge funds investing in growth and technology stocks.

   Retail investment advisory and services fees increased by $210.9 million or 26.7% for 2000, primarily as a result of a 33.3% increase in average assets under management, offset by a $43.3 million decrease in performance fees.

   Institutional investment management investment advisory and services fees increased by $119.5 million or 28.6% for 2000, due primarily to a 19.9% increase in average assets under management and an increase in performance fees of $50.8 million, primarily from the Bernstein acquisition.

   Private client investment advisory and services fees increased by $27.8 million or 22.1% for 2000, primarily as a result of a 139.6% increase in average assets under management, primarily from the Bernstein acquisition, offset by a $97.2 million decrease in performance fees.

  Institutional Research Services

   Institutional research services revenue consists of brokerage transaction charges and underwriting syndicate revenues related to services provided to institutional investors by SCB LLC, a wholly owned subsidiary of the operating partnership. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Syndicate participation and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which SCB LLC acts as an underwriter or agent. Syndicate participation and underwriting revenues are recorded on the offering date. Revenues from institutional research services were $56.3 million for fourth quarter 2000.

  Distribution Revenues

   The operating partnership's subsidiary, AFD, acts as distributor of the Alliance mutual funds and receives distribution plan fees from those funds in reimbursement of distribution expenses it incurs. Distribution revenues increased 40.7% in 2000, principally due to higher average mutual fund assets under management attributable to sales of back-end load shares under the operating partnership's mutual fund distribution system, the system, described under "Capital Resources and Liquidity."

  Shareholder Servicing Fees

   The operating partnership's subsidiaries, Alliance Global Investor Services, Inc. and ACM Global Investor Services S.A., provide transfer agency services to the Alliance mutual funds. Shareholder servicing fees increased 37.4% in 2000, the result of increases in the number of mutual fund shareholder accounts serviced. The number of shareholder accounts serviced increased to approximately 6.5 million as of December 31, 2000, compared to approximately
5.4 million as of December 31, 1999.

  Other Revenues, Net

   Other revenues, net consist principally of administration and recordkeeping services provided to the Alliance mutual funds and the general accounts of Equitable, a wholly owned subsidiary of AXA Financial, and its insurance company subsidiary. Investment income and changes in value of other investments are also included. Subsequent to the Bernstein acquisition, other revenues, net also includes net interest income earned on securities loaned to and borrowed from brokers and dealers. Other revenues, net increased for 2000 primarily as a result of higher interest income, including $29.8 million in interest earned on the proceeds from AXA Financial's purchase of 32,619,775 newly issued operating partnership units on June 21, 2000.

Expenses(1)

                                         Year Ended
                                        December 31,
                                   ---------------------- Percentage
                                      2000        1999      change
                                   ----------- ---------- ----------
                                   (Dollars in millions)
Employee compensation and benefits   $  651.9    $  508.6     28.2%
Promotion and servicing...........      844.4       620.6     36.1
General and administrative........      226.7       184.8     22.7
Interest..........................       44.2        22.6     95.6
Amortization of intangible assets.       46.3         3.9  1,087.2
Non-recurring items, net..........       (0.8)         --      N/A
                                   ----------  ----------
   Total..........................   $1,812.7    $1,340.5     35.2%
                                   ==========  ==========

--------
(1)Reflect expenses of the business of Bernstein from the date of the October 2, 2000 acquisition, expenses of Alliance Holding prior to the reorganization and expenses of the operating partnership thereafter.

  Employee Compensation and Benefits

   In connection with the reorganization, all employees of Alliance Holding became employees of the operating partnership effective October 29, 1999. In connection with the Bernstein acquisition, all employees of Bernstein subsidiaries became employees of the operating partnership effective October 2, 2000. Employee compensation and benefits, which represent approximately 36.0% of total expenses in 2000, include salaries, commissions, fringe benefits and incentive compensation based on profitability. Provisions for future payments to be made under certain deferred compensation arrangements are also included in employee compensation and benefits expense.

   Employee compensation and benefits increased 28.2% in 2000, primarily as a result of higher incentive compensation due to increased operating earnings and increased base compensation and commissions. Incentive compensation increased in 2000 due to higher operating earnings and costs associated with a new deferred compensation plan adopted in connection with the Bernstein acquisition, offset in part by lower incentive compensation resulting from lower performance fees. Base compensation increased principally due to an increase in the number of employees due to the Bernstein acquisition and in support of Alliance's growing mutual fund operations combined with salary increases. The operating partnership had 4,438 employees at December 31, 2000 compared to 2,396 in 1999. Commissions increased primarily due to the Bernstein acquisition.

  Promotion and Servicing

   Promotion and servicing expenses, which represent approximately 46.6% of total expenses in 2000, include distribution plan payments to financial intermediaries for distribution of sponsored mutual funds and cash management services' products and amortization of deferred sales commissions paid to financial intermediaries for the sale of back-end load shares under the system. Also included in this expense category are travel and entertainment, advertising, promotional materials, and investment meetings and seminars for financial intermediaries that distribute the operating partnership's mutual fund products.

   Promotion and servicing expenses increased 36.1% in 2000, primarily due to increased distribution plan payments resulting from higher average domestic, offshore and cash management assets under management. An increase in amortization of deferred sales commissions of $55.7 million for 2000 as a result of sales of back-end load shares also contributed to the increase in promotion and servicing expense. Other promotion and servicing expenses increased for 2000 primarily as a result of higher travel and entertainment costs and higher promotional expenditures incurred in connection with mutual fund sales initiatives.

  General and Administrative

   General and administrative expenses, which represent approximately 12.5% of total expenses in 2000, are costs related to operations, including technology, professional fees, occupancy, communications, equipment and similar expenses. General and administrative expenses increased 22.7% in 2000, due principally to increased occupancy and other costs related to the Bernstein acquisition and higher technology expenses incurred in connection with the Year 2000 project and other technology initiatives such as the Euro conversion.

  Interest

   Interest expense is incurred on the operating partnership's borrowings and on deferred compensation owed to employees. Interest expense increased for 2000, primarily as a result of higher debt and an increase in interest accrued on deferred compensation liabilities.

  Amortization of Intangible Assets

   Amortization of intangible assets is attributable to the intangible assets recorded in connection with the acquisitions made by the operating partnership, including the Bernstein acquisition on October 2, 2000, and the acquisition of ACMC, Inc., the predecessor of both Alliance Holding and the operating partnership, by ELAS during 1985. Amortization of intangibles increased for 2000 principally due to the Bernstein acquisition.

  Taxes on Income

   The operating partnership, a private limited partnership, is not subject to federal or state corporate income taxes. However, the operating partnership is subject to the New York City unincorporated business tax. Domestic corporate subsidiaries of the operating partnership are subject to federal, state and local income taxes, and are generally included in the filing of a consolidated federal income tax return; separate state and local income tax returns are filed. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are located.

   Income tax expense of $40.6 million in 2000 decreased by $26.6 million from 1999 primarily as a result of a lower effective tax rate due to the reorganization.

Capital Resources and Liquidity

   Partners' capital of the operating partnership was $4,054.9 million at June 30, 2001, a decrease of $19.5 million or 0.5% from $4,074.4 million at March 31, 2001 and a decrease of $78.8 million or 1.9% from $4,133.7 million at December 31, 2000. The decrease is primarily due to cash distributions in respect of the operating partnership's available cash flow under the Alliance Capital partnership agreement for the fourth quarter of 2000 and first quarter of 2001 paid in the first and second quarters of 2001.

   Partners' capital of the operating partnership was $4,133.7 million at December 31, 2000, an increase of $3,581.0 million or 647.9% from partners' capital at December 31, 1999. On October 2, 2000, the operating partnership completed the Bernstein acquisition for $1,475.4 million in cash and 40.8 million newly issued operating partnership units. On June 21, 2000, AXA Financial purchased from the operating partnership 32,619,775 newly issued operating partnership units for $1.6 billion and the operating partnership used the proceeds primarily to finance the cash portion of the Bernstein acquisition.

   Cash flow from operations, proceeds from borrowings and proceeds from the issuance of operating partnership units to AXA Financial and its subsidiaries have been the operating partnership's and, prior to the reorganization, Alliance Holding's principal sources of working capital.

   The operating partnership's cash and cash equivalents decreased $4.7 million for the six months ended June 30, 2001. Cash inflows for the first six months of 2001 included $575.6 million from operations and net proceeds from sales of investments of $47.1 million. Cash outflows for the first six months of 2001 included cash distributions of $402.5 million, net repayment of borrowings of $183.0 million and capital expenditures of $42.1 million.

   The operating partnership's cash and cash equivalents increased by $136.1 million in 2000. Cash inflows included $682.4 million from operations, the sale of operating partnership units to AXA Financial for $1,600.0 million, net borrowings of $368.4 million and $19.7 million of proceeds from employee options exercised for Alliance Holding units. Cash outflows included $1,475.4 million for the Bernstein acquisition, $633.2 million in distributions to its General Partner and unitholders, net purchases of cash and securities for $620.7 million, the purchase of Alliance Holding units by subsidiaries of the operating partnership for deferred compensation plans of $146.6 million, net purchases of investments of $203.7 million and $75.8 million in capital expenditures.

   In connection with a 1996 acquisition, Alliance Holding obtained an option to purchase the minority interest held by CHLP in Cursitor Alliance, and CHLP obtained an option to sell its minority interest to Alliance Holding for cash, Alliance Holding units, or a combination thereof with a value of not less than $10.0 million or more than $37.0 million, the buyout price. The operating partnership assumed all of Alliance Holding's rights and obligations with respect to CHLP in connection with the reorganization. CHLP exercised its option to require the operating partnership to purchase its minority interest in Cursitor Alliance for a buyout price of $10.0 million.

   The system for distributing the Alliance mutual funds includes a multi-class share structure. The system permits the operating partnership's open-end mutual funds to offer investors various options for the purchase of mutual fund shares, including the purchase of front-end load shares and back-end load shares. The front-end load shares are subject to a conventional front-end sales charge paid by investors to AFD at the time of sale. AFD in turn compensates the financial intermediaries distributing the funds from the front-end sales charge paid by investors. For back-end load shares, investors do not pay a front-end sales charge although, if there are redemptions before the expiration of the minimum holding period (which ranges from one year to four years), investors pay a contingent deferred sales charge, or "CDSC" to AFD. While AFD is obligated to compensate the financial intermediaries at the time of the purchase of back-end load shares, it receives higher ongoing distribution fees from the funds. Payments made to financial intermediaries in connection with the sale of back-end load shares under the system, net of CDSC received, reduced cash flow from operations by approximately $90.5 million for the six months ended June 30, 2001. Management believes AFD will recover the payments made to financial intermediaries for the sale of back-end load shares from the higher distribution fees and CDSC it receives over periods not exceeding 5 1/2 years.

   During 1998, Alliance Holding increased its commercial paper program to $425 million and entered into a $425 million five-year revolving credit facility with a group of commercial banks. Under the credit facility, the interest rate, at the option of the borrower, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate (LIBOR) or the Federal funds rate. A facility fee is payable on the total facility. Borrowings under the credit facility and the commercial paper program may not exceed $425 million in the aggregate. In October 1999, Alliance Holding reorganized by transferring its business and assets to Alliance Capital, a newly formed operating partnership, in exchange for all of the Alliance Capital units. In connection with the reorganization, the operating partnership assumed Alliance Holding's rights and obligations under the five-year revolving credit facility and the commercial paper program. The revolving credit facility will be used to provide back-up liquidity for the operating partnership's commercial paper program, to fund commission payments to financial intermediaries for the sale of back-end load shares under the operating partnership's mutual fund distribution system, and for general working capital purposes.

   During July 1999, Alliance Holding entered into a $200 million three-year revolving credit facility with a group of commercial banks. In connection with the reorganization, the operating partnership assumed Alliance
Holding's rights and obligations under the three-year revolving credit facility. The new revolving credit facility, the terms of which are generally similar to the $425 million credit facility, will be used to fund commission payments to financial intermediaries for the sale of back-end load shares under the operating partnership's mutual fund distribution system and for general working capital purposes.

   During October 2000, the operating partnership entered into a $250 million two-year revolving credit facility the terms of which are substantially similar to the $425 million and $200 million revolving credit facilities.

   The revolving credit facilities contain covenants which, among other things, require the operating partnership to meet certain financial ratios.

   In December 1999, the operating partnership established a $100 million extendible commercial notes, or "ECN," program as a supplement to its $425 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support.

   In July 2001, the operating partnership filed a registration statement with the Securities and Exchange Commission, "SEC," to issue up to $600 million of senior debt securities. The proceeds will be used for general partnership purposes.

   At June 30, 2001, the operating partnership had $405.4 million of commercial paper and ECNs outstanding, borrowings under the revolving credit facilities of $202.0 million and $6.0 million in notes related to an acquisition made in 1998.

   The operating partnership's substantial equity base and access to public and private debt, at competitive terms, should provide adequate liquidity for its general business needs. Management believes that cash flow from operations and the issuance of debt and Alliance Capital or Alliance Holding units will provide the operating partnership with the financial resources to meet its capital requirements for mutual fund sales and its other working capital requirements.

Commitments and Contingencies

   The operating partnership's capital commitments, which consist primarily of operating leases for office space, are generally funded from future operation cash flows.

   Alliance Capital and AFD have been named as defendants in two class action lawsuits filed in federal district court in the Southern District of Illinois. The cases, which also name other companies in the mutual fund industry as defendants, concern several of Alliance Capital's mutual funds and allege violations of the federal Investment Company Act of 1940, as amended, and breaches of common law fiduciary duty. Alliance Capital and AFD believe that the plaintiffs' allegations are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance Capital and AFD are unable to estimate the impact, if any, that the outcome of these actions may have on Alliance Capital's results of operations or financial condition. For a more complete discussion of the allegations in these lawsuits, see "Business--Legal Proceedings."

   In addition, Alliance Capital is involved in various other inquiries, administrative proceedings and litigation, some of which allege substantial damages. While any proceeding or litigation has the element of uncertainty, Alliance Capital believes that the outcome of any one of these other lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on Alliance Capital's results of operations or financial condition.

Changes in Accounting Principles

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". Management adopted this statement on January 1, 2001, and the adoption did not have a material effect on the operating partnership's results of operations, liquidity, or capital resources.

   In July 2001, the Financial Standards Board issued Statement of Financial Accounting Standards No. 141, ("SFAS 141") "Business Combinations" and Statement of Financial Accounting Standards No. 142, ("SFAS 142") "Goodwill and Other Intangible Assets." Under the SFAS 141, which has been adopted by the operating partnership, the purchase method of accounting is required to be used for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not impact materially the operating partnership's results of operations, liquidity, or capital resources.

   SFAS 142 changes the accounting for goodwill from an amortization method to an impairment approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that statement. However, SFAS requires that goodwill be tested periodically for impairment. Management intends to adopt SFAS 142 on January 1, 2002. The impact of the adoption of SFAS 142 on the operating partnership's results of operations, liquidity, or capital resources has not been determined.

Cash Distributions

   The operating partnership is required to distribute all of its available cash flow under the Alliance Capital partnership agreement to its general partner and Alliance Capital unitholders. The available cash flow of the operating partnership for the three months and six months ended June 30, 2001 and 2000 were as follows:

                                      Three Months Ended Six Months Ended
                                           June 30,          June 30,
                                      ------------------ -----------------
                                        2001      2000     2001     2000
                                      --------  -------- -------- --------
   Available cash flow (in thousands)  $195,326 $146,294 $382,957 $288,467
   Distribution per unit.............  $   0.78 $  0.820 $   1.53 $  1.635

   The above discussion and analysis for the six-month period ended June 30, 2001 and the year ended December 31, 2000 should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in each of our Quarterly Report on Form 10-Q for the period ended June 30, 2001 and our Annual Report on Form 10-K for the year ended December 31, 2000.

                                   BUSINESS
General

  Overview

   Alliance Capital Management Holding L.P., which we refer to as Alliance Holding, was formed in 1987 to succeed to the business of ACMC Inc., a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States, or "Equitable," which began providing investment management services in 1971. On April 21, 1988 the business and substantially all of the operating assets of ACMC, Inc. were conveyed to Alliance Holding in exchange for a 1% general partnership interest in Alliance Holding and approximately 55% of the outstanding Alliance Holding units. In December 1991, ACMC, Inc. transferred its 1% general partnership interest in Alliance Holding to Alliance Capital Management Corporation.

   On February 19, 1998, Alliance Holding declared a two for one Alliance Holding unit split payable to Alliance Holding unitholders of record on March 11, 1998. No adjustments have been made to the number of Alliance Holding units outstanding or per Alliance Holding unit amounts prior to March 11, 1998, except as noted in the footnotes to the section titled "Selected Consolidated Financial and Other Data."

   In October 1999, Alliance Holding reorganized by transferring its business and assets to Alliance Capital, a newly formed operating partnership, in exchange for all of the Alliance Capital units, the "reorganization". Since the date of the reorganization, Alliance Capital has conducted the diversified investment management services business formerly conducted by Alliance Holding, and Alliance Holding's business has consisted of holding Alliance Capital units and engaging in related activities. As part of the reorganization, Alliance Holding offered each Alliance Holding unitholder the opportunity to exchange Alliance Holding units for Alliance Capital units on a one-for-one basis. As of March 31, 2001, Alliance Holding held approximately 29.8% of the outstanding Alliance Capital units. The Alliance Holding units trade publicly on the NYSE while the Alliance Capital units do not trade publicly and are subject to significant restrictions on transfer. Alliance Capital Management Corporation is the general partner of both Alliance Capital and Alliance Holding.

   On October 2, 2000, Alliance Capital acquired the business and assets of SCB Inc., formerly known as Sanford C. Bernstein Inc., which we refer to as "Bernstein," and assumed the liabilities of the Bernstein business, the "Bernstein acquisition." The purchase price consisted of a cash payment of $1.4754 billion and 40.8 million newly issued Alliance Capital units. AXA Financial purchased approximately 32.6 million newly issued Alliance Capital units for $1.6 billion on June 21, 2000 to fund the cash portion of the purchase price.

   As of March 31, 2001, AXA, its wholly-owned subsidiaries, AXA Financial and Equitable and some subsidiaries of Equitable (other than Alliance Capital and its subsidiaries) were the beneficial owners of 128,475,720 Alliance Capital units or approximately 53% of the issued and outstanding Alliance Capital units and 1,544,356 Alliance Holding units or approximately 2% of the issued and outstanding Alliance Holding units. As of March 31, 2001, SCB Partners Inc., a wholly-owned subsidiary of SCB Inc., was the owner of 40.8 million Alliance Capital units or approximately 16% of the issued and outstanding Alliance Capital units.

   As of March 31, 2001 AXA and its subsidiaries owned all of the issued and outstanding shares of the common stock of AXA Financial. AXA Financial owns all of the issued and outstanding shares of Equitable. For insurance regulatory purposes all shares of common stock of AXA Financial beneficially owned by AXA and its affiliates have been deposited into a voting trust.

   AXA, a French company, is the holding company for an international group of insurance and related financial services companies. AXA's insurance operations include activities in life insurance, property and casualty insurance and reinsurance. The insurance operations are diverse geographically with activities principally in Western Europe, North America, the Asia/Pacific area, and, to a lesser extent, in Africa and South America. AXA is also engaged in asset management, real estate and other financial services activities principally in the United States, as well as in Western Europe and the Asia/Pacific area.

   Alliance Capital provides diversified investment management and related services globally to a broad range of clients including

    . institutional investors, consisting of unaffiliated entities such as corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments and affiliates such as AXA and its insurance company subsidiaries, by means of separate accounts, sub-advisory relationships resulting from the efforts of the institutional marketing department, structured products, group trusts, and mutual funds and classes of mutual fund shares sold exclusively to institutional investors and high net worth individuals,

    . private clients, consisting of high net worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations and other entities, by means of separate accounts, hedge funds, and certain other vehicles,

    . individual investors by means of retail mutual funds sponsored by Alliance Capital, its subsidiaries and affiliated joint venture companies including cash management products such as money market funds and deposit accounts and sub-advisory relationships in respect of mutual funds sponsored by third parties resulting from the efforts of the mutual fund marketing department, "Alliance mutual funds" and "wrap" products, and

    . institutional investors by means of in-depth research, portfolio strategy, trading and brokerage-related services.

   Alliance Capital and its subsidiaries provide investment management, distribution and shareholder and administrative services to the Alliance mutual funds.

   Alliance Capital provides a broad offering of investment products, global in scope, with expertise in both growth and value oriented strategies, the two predominant equity investment styles, coupled with a fixed income capability in both taxable and tax exempt securities.

   Alliance Capital's investment management and research effort, which as of December 31, 2000, comprised over 600 investment professionals, is one of the largest and most respected in the investment management industry. A central component of the investment management and research effort is the investment research process, which as of December 31, 2000, was supported by 292 analysts.

   Alliance Capital offers two distinct equity investment management styles supported as of December 31, 2000 by over 440 investment professionals, consisting of two separate equity management and research groups: one dedicated to growth investing, the other to value investing. Alliance Capital also offers the two styles used in combination.

   Since the Bernstein acquisition, Alliance Capital has combined the fixed income groups into a single investment management unit with a global market presence. As of December 31, 2000, the fixed income group numbered 135 professionals. Alliance Capital offers a full array of risk/return fixed income products--from money market funds to high yield portfolios. Our research group is one of the most formidable teams in an expanding global market for fixed income products, and as of December 31, 2000, it had 59 research professionals.

Institutional Investment Management Services

   Alliance Capital's institutional investment management services consist primarily of the active management of equity accounts, balanced accounts (equity and fixed income) and fixed income accounts for institutions such as corporate and public employee pension funds, endowment funds, domestic and foreign institutions, governments and affiliates (AXA and certain of its insurance company subsidiaries, including Equitable) by means of separate accounts, sub-advisory relationships resulting from the efforts of the institutional marketing group, structured products, group trusts and mutual funds and classes of mutual fund shares sold exclusively to institutional investors and high net worth individuals. As of December 31, 2000, the assets of institutional investors were managed by 221 portfolio managers with an average of 14 years of experience in the industry and 9 years of experience with Alliance Capital.

   As of December 31, 1998, 1999 and 2000, institutional investment management services represented approximately 61%, 56% and 56%, respectively, of total assets under management by Alliance Capital. The fees earned from these institutional investment management services represented approximately 28%, 22% and 21% of Alliance Capital's revenues for 1998, 1999 and 2000, respectively.

   Equity and Balanced Accounts. Institutional equity and balanced accounts contributed approximately 19%, 16% and 16% of Alliance Capital's total revenues for 1998, 1999 and 2000, respectively. Assets under management relating to active equity and balanced accounts grew from approximately $42.2 billion as of December 31, 1995 to approximately $152.9 billion as of December 31, 2000.

   Fixed Income Accounts. Institutional fixed income accounts contributed approximately 8%, 6% and 5% of Alliance Capital's total revenues for 1998, 1999 and 2000, respectively. Assets under management relating to active fixed income accounts increased from approximately $35.7 billion as of December 31, 1995 to approximately $68.7 billion as of December 31, 2000.

  Clients

   The approximately 3,006 separately managed accounts for institutional investors for which Alliance Capital acts as investment manager include corporate employee benefit plans, public employee retirement systems, AXA and its insurance company subsidiaries, endowments, foundations, foreign governments, multi-employer pension plans and financial and other institutions.

   As of December 31, 2000, AXA and the general and separate accounts of Equitable and its insurance company subsidiary, including investments made by these accounts in EQ Advisors Trust, discussed below in "--Retail Services--Variable Products", represented approximately 22%, 20% and 15% of total assets under management by Alliance Capital at December 31, 1998, 1999 and 2000, respectively, and approximately 11%, 8% and 6% of Alliance Capital's total revenues for 1998, 1999 and 2000, respectively. Taken as a whole they comprise Alliance Capital's largest institutional client.

   As of December 31, 2000, corporate employee benefit plan accounts represented approximately 13% of total assets under management by Alliance Capital. Assets under management for other tax-exempt accounts, including public employee benefit funds organized by government agencies and municipalities, endowments, foundations and multi-employer employee benefit plans, represented approximately 34% of total assets under management as of December 31, 2000.

   The following table lists Alliance Capital's ten largest institutional clients, ranked in order of size of total assets under management as of December 31, 2000. Since Alliance Capital's fee schedules vary based on the type of account, the table does not reflect the ten largest revenue generating clients.


        Client or sponsoring employer                          Type of account
        -----------------------------                          ---------------
AXA and its subsidiaries (including Equitable U.S. equity, fixed income, passive, global equity, and its insurance company subsidiary)........ global fixed income
North Carolina Retirement System............. Passive equity, U.S. equity, global equity
Foreign Government Central Bank.............. U.S. equity, global equity, fixed income, global fixed income
State Board of Administration of Florida..... Equity, fixed income
SunAmerica................................... U.S. equity, global equity
Sub-Advised Mutual Fund...................... U.S. equity
New York State Common Retirement
  System..................................... Equity
Frank Russell Trust Company.................. U.S. equity, global equity
SEI Investments.............................. Equity
Foreign Government Central Bank.............. U.S. fixed income, global fixed income,
                                              U.S. equity, global equity, Asian equity

   These institutional clients accounted for approximately 18% of Alliance Capital's total assets under management at December 31, 2000 and approximately 8% of Alliance Capital's total revenues for the year ended December 31, 2000 (25% and 11%, respectively, if the investments by the separate accounts of Equitable in EQ Advisors Trust were included). No single institutional client other than Equitable and its insurance company subsidiary accounted for more than approximately 1% of Alliance Capital's total revenues for the year ended December 31, 2000. AXA and the general and separate accounts of Equitable and their subsidiaries accounted for approximately 7% of Alliance Capital's total assets under management at December 31, 2000 and approximately 2% of Alliance Capital's total revenues for the year ended December 31, 2000 (15% and 6% respectively, if the investments by the separate accounts of Equitable in EQ Advisors Trust were included).

   Since its inception, Alliance Capital has experienced periods when it gained significant numbers of new accounts or amounts of assets under management and periods when it lost significant accounts or assets under management. These fluctuations result from, among other things, the relative attractiveness of Alliance Capital's investment style or level of investment performance under prevailing market conditions, changes in the investment patterns of clients that result in a shift in assets under management and other circumstances such as changes in the management or control of a client.

  Institutional Investment Management Agreements and Fees

   Alliance Capital's accounts for institutional investors are managed pursuant to a written investment management agreement between the client and Alliance Capital, which usually is terminable at any time or upon relatively short notice by either party. In general, Alliance Capital's contracts may not be assigned without the consent of the client.

   In providing investment management services to institutional clients, Alliance Capital is principally compensated on the basis of fees calculated as a percentage of assets under management. Fees are generally billed quarterly and are calculated on the value of an account at the beginning or end of a quarter or on the average of such values during the quarter. As a result, fluctuations in the amount or value of assets under management are reflected in revenues from management fees within two calendar quarters.

   Management fees paid on equity and balanced accounts are generally charged in accordance with a fee schedule based on a percentage of assets under management. Fees for the management of fixed income portfolios generally are charged in accordance with lower fee schedules, while fees for passive equity portfolios typically are even lower. With respect to approximately 7% of assets under management for institutional investors as of December 31, 2000, Alliance Capital charges performance based fees, which consist of a relatively low base fee plus an additional fee if investment performance for the account exceeds certain benchmarks. No assurance can be given that such fee arrangements will not become more common in the investment management industry. Utilization of such fee arrangements by Alliance Capital on a broader basis could create greater fluctuations in Alliance Capital's revenues.

   In connection with the investment advisory services provided to the general and separate accounts of Equitable and its insurance company subsidiary Alliance Capital provides ancillary accounting, valuation, reporting, treasury and other services. Equitable and its insurance company subsidiary compensate Alliance Capital for such services.

  Marketing

   Alliance Capital's institutional products are marketed by specialists who solicit business for the entire range of Alliance Capital's institutional account management services. Alliance Capital's institutional marketing structure supports its commitment to provide comprehensive and timely client service. A client service representative is assigned to each institutional account. This individual is available to meet with the client as often as necessary and attends client meetings with the portfolio manager.

Private Client Services

   Alliance Capital provides investment management services to private clients consisting of high net worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations and other similar entities by means of separate accounts, hedge funds and certain other vehicles. Private clients were a core client group of Bernstein for over 30 years prior to the Bernstein acquisition. The former private client services group of Bernstein is now known as the Bernstein investment research and management unit of Alliance Capital, "BIRM." BIRM targets households with financial assets of $1 million or more and has a minimum account size of $400,000. BIRM's services consist of customized, tax-sensitive investment planning across a broad range of investment options.

   BIRM's private client activities are built on a direct sales effort that involves over 120 advisors. These financial advisors work with private clients and their tax, legal and other advisors to tailor long-range investment plans to meet each client's needs. The portfolio created for each private client is intended to maximize after-tax investment returns given a client's individual investment goals, income requirements, risk tolerance, tax considerations and any other consideration relevant for that client.

   Revenues from private clients, which represented 46% of Bernstein's total revenues for the year ended December 31, 1999 and 6% of Alliance Capital's total revenues for the year ended December 31, 2000, consist primarily of investment management fees earned from managing assets and, in the case of clients of BIRM, also include transaction charges earned by executing trading activities relating to U.S. equities under management for its clients. Fees for the management of hedge funds are higher than the fees charged for equity and balanced accounts and also provide for the payment of performance fees or carried interests to Alliance Capital.

  Private Client Marketing

   BIRM's private client financial advisors are dedicated to obtaining and maintaining client relationships. They do not manage money and do not sell individual stocks or external products. Their goal is to provide investment perspective for clients in order to assist them in determining a suitable mix of U.S. and non-U.S. equity securities and fixed income investments. The financial advisors are based in New York City, Los Angeles, West Palm Beach, Chicago, Dallas, San Francisco, Washington, D.C., White Plains and Seattle. These offices reach not only the targeted market within these cities, but also the surrounding areas.

   BIRM's private client marketing group also has established an extensive nationwide referral-source network, including accountants, attorneys and consultants. These professionals serve many of the targeted clients. As part of this strategy, meetings for professionals are organized in many cities and BIRM's private client marketing group regularly provides them with written materials to inform them of investment insights and services.

Retail Services

   Alliance Capital's retail services consist of furnishing investment management and related services to individual investors by means of retail mutual funds sponsored by Alliance Capital, its subsidiaries and affiliated joint venture companies including cash management products such as money market funds and deposit accounts and sub-advisory relationships resulting from the efforts of our Alliance mutual funds department and our "wrap" products. The net assets comprising the Alliance mutual funds on December 31, 2000 amounted to approximately $163.3 billion. The assets of the Alliance mutual funds are managed by the same investment professionals who manage Alliance Capital's accounts of institutional investors and high net-worth individuals.

  Alliance Mutual Funds and Wrap Fee Programs

   Alliance Capital has been managing mutual funds since 1971. Since then, Alliance Capital has sponsored open-end load mutual funds and closed-end mutual funds:

    . which are registered as investment companies under the Investment Company Act, "U.S. funds," and

    . which are not registered under the Investment Company Act and which are not publicly offered to United States persons, "offshore funds".

   Alliance Capital also manages retail wrap fee programs, which are sponsored by various registered broker-dealers referred to as "wrap fee programs." On December 31, 2000, net assets in the Alliance mutual funds and wrap fee programs totaled approximately $92.6 billion.

  Variable Products

   Alliance Capital is a sub-adviser to EQ Advisors Trust, which is the funding vehicle for the variable annuity and variable life insurance products offered by Equitable and its insurance company subsidiary. The Alliance variable products series fund is a funding vehicle for variable annuity and variable life insurance products offered by other unaffiliated insurance companies. On December 31, 2000, the net assets of the portfolios of the variable products totaled approximately $41.2 billion.

  Distribution

   The Alliance mutual funds are distributed to individual investors through broker-dealers, insurance sales representatives, banks, registered investment advisers, financial planners and other financial intermediaries. Alliance Fund Distributors, Inc., "AFD," is a registered broker-dealer and a wholly-owned subsidiary of Alliance Capital and serves as the principal underwriter and distributor of the U.S. funds and serves as a placing or distribution agent for most of the offshore funds. As of December 31, 2000, there were 295 sales representatives who devoted their time exclusively to promoting the sale of shares of Alliance mutual funds by financial intermediaries.

   Alliance Capital maintains a mutual fund distribution system, the "fund distribution system" which permits open-end Alliance mutual funds to offer investors various options for the purchase of mutual fund shares, including the purchase of front-end load shares and back-end load shares. The front-end load shares are subject to a conventional front-end sales charge paid by investors to AFD at the time of sale. AFD in turn compensates the financial intermediaries distributing the funds from the front-end sales charge paid by investors. For back-end load shares, investors do not pay a front-end sales charge although, if there are redemptions before the expiration of the minimum holding period, which ranges from one year to four years, investors pay a contingent deferred sales charge to AFD. While AFD is obligated to compensate the financial intermediaries at the time of the purchase of back-end load shares, it receives higher ongoing distribution fees from the funds. Payments made to financial intermediaries in connection with the sale of back-end load shares under the system, net of contingent deferred sales charges received, reduced cash flow from operations by approximately $330.6 million and $393.4 million during 2000 and 1999, respectively. Management of Alliance Capital believes AFD will recover the payments made to financial intermediaries for the sale of back-end load shares from the higher distribution fees and contingent deferred sales charges it receives over periods not exceeding 5 1/2 years.

   The rules of the National Association of Securities Dealers, Inc. effectively limit the aggregate of all front-end, deferred and asset-based sales charges paid to AFD with respect to any class of its shares by each open-end U.S. fund to 6.25% of cumulative gross sales of shares of that class, plus interest at the prime rate plus 1% per annum.

   The open-end U.S. Funds and offshore funds have entered into agreements with AFD under which AFD is paid a distribution services fee. Alliance Capital uses borrowings and its own resources to finance distribution of open-end Alliance mutual fund shares.

   The selling and distribution agreements between AFD and the financial intermediaries that distribute Alliance mutual funds are terminable by either party upon notice (generally of not more than sixty days) and do not obligate the financial intermediary to sell any specific amount of fund shares. A small amount of mutual fund sales is made directly by AFD, in which case AFD retains the entire sales charge.

   During 2000, the ten financial intermediaries responsible for the largest volume of sales of open-end U.S. funds and Variable Products were responsible for 48% of such sales. AXA Advisors, LLC, "AXA Advisors," a wholly-owned subsidiary of AXA Financial that utilizes members of Equitable's insurance agency sales force as its registered representatives, has entered into a selected dealer agreement with AFD and, together with its predecessor, since 1986 has been responsible for a significant portion of total sales of shares of open-end U.S. funds and offshore funds (5%, 4% and 4% in 1998, 1999 and 2000, respectively). AXA Advisors is under no obligation to sell a specific amount of fund shares and also sells shares of mutual funds sponsored by organizations unaffiliated with Equitable.

   Subsidiaries of Merrill Lynch & Co., Inc., "Merrill Lynch," were responsible for approximately 26%, 26% and 18% of open-end Alliance mutual fund sales in 1998, 1999, 2000, respectively. Citigroup Inc. was responsible for approximately 6% of open-end Alliance mutual fund sales in 1998, 6% in 1999 and 5% in 2000. Neither Merrill Lynch nor Citigroup is under any obligation to sell a specific amount of Alliance mutual fund shares and each also sells shares of mutual funds that it sponsors and which are sponsored by unaffiliated organizations.

   No dealer or agent other than AXA Advisors, Merrill Lynch and Citigroup has in any year since 1995 accounted for more than 10% of the sales of open-end Alliance mutual funds.

   Many of the financial intermediaries that sell shares of Alliance mutual funds also offer shares of funds not managed by Alliance Capital and frequently offer shares of funds managed by their own affiliates.

   Based on industry sales data reported by the Investment Company Institute in January 2001, Alliance Capital's market share in the U.S. mutual fund industry is 1.44% of total industry assets and Alliance Capital accounted for 1.59% of total open-end industry sales in the U.S. during 2000. While the performance of the Alliance mutual funds is a factor in the sale of their shares, there are other factors contributing to success in sales of mutual fund shares that are not as important in institutional investment management services. These factors include the level and quality of shareholder services, discussed in "Shareholder and Administration Services" below, and the amounts and types of distribution assistance and administrative services payments. Alliance Capital believes that its compensation programs with financial intermediaries are competitive with others in the industry.

   Under current interpretations of the Glass-Steagall Act and other laws and regulations governing depository institutions, banks and certain of their affiliates generally are permitted to act as agent for their customers in connection with the purchase of mutual fund shares and to receive as compensation a portion of the sales charges paid with respect to such purchases. During 2000, banks and their affiliates accounted for approximately 8.5% of the sales of shares of open-end U.S. funds and variable products.

  Investment Management Agreements and Fees

   Investment management fees from the Alliance mutual funds, EQ Advisors Trust and the variable products are based upon a percentage of average net assets. As certain of the U.S. funds have grown, fee schedules have been revised to provide lower incremental fees above certain asset levels. Fees paid by the U.S. funds and EQ Advisors Trust are fixed annually by negotiation between Alliance Capital and the board of directors or trustees of each U.S. fund and EQ Advisors Trust, including a majority of the disinterested directors or trustees. Changes in fees must be approved by the shareholders of each U.S. fund and EQ Advisors Trust. In general, the investment management agreements with the U.S. funds and EQ Advisors Trust provide for termination at any time upon 60 days' notice.

   Under each investment management agreement with a U.S. fund, Alliance Capital provides the U.S. fund with investment management services, office space and order placement facilities and pays all compensation of directors or trustees and officers of the U.S. fund who are affiliated persons of Alliance Capital. Each U.S. fund pays all of its other expenses. If the expenses of a U.S. fund exceed an expense limit established under the securities laws of any state in which shares of that U.S. fund are qualified for sale or as prescribed in the U.S. fund's investment management agreement, Alliance Capital absorbs such excess through a reduction in the investment management fee. Currently, Alliance Capital believes that California and South Dakota are the only states to impose such a limit. The expense ratios for the U.S. funds during their most recent fiscal year ranged from 0.65% to 3.22%. In connection with newly organized U.S. funds, Alliance Capital may also agree to reduce its fee or bear certain expenses to limit expenses during an initial period of operations.

  Cash Management Services

   Alliance Capital provides cash management services to individual investors through a product line comprising 17 money market fund portfolios, including one offshore money market fund domiciled in the Cayman Islands and 3 types of brokered money market deposit accounts. Net assets in these products as of December 31, 2000 totaled approximately $29.5 billion.

   Under its investment management agreement with each money market fund, Alliance Capital is paid an investment management fee based on a percentage of the fund's average net assets. In the case of certain money market funds, the fee is payable at lesser rates with respect to average net assets in excess of $1.25 billion. For distribution and account maintenance services rendered in connection with the sale of money market deposit accounts, Alliance Capital receives fees from the participating banks that are based on outstanding account balances. Because the money market deposit account programs involve no investment management functions to be performed by Alliance Capital, Alliance Capital's costs of maintaining the account programs are less, on a relative basis, than its costs of managing the money market funds.

   On December 31, 2000, more than 99% of the assets invested in Alliance Capital's cash management programs were attributable to regional broker-dealers and other financial intermediaries, with the remainder coming directly from the public. On December 31, 2000, more than 500 financial intermediaries offered Alliance Capital's cash management services. Alliance Capital's money market fund market share (not including deposit products), as computed based on market data reported by the Investment Company Institute in December 2000, has increased from 1.75% of total money market fund industry assets at the end of 1995 to 2.04% at December 31, 2000.

   Alliance Capital makes payments to financial intermediaries for distribution assistance and shareholder servicing and administration. Alliance Capital's money market funds pay fees to Alliance Capital at annual rates of up to 0.25% of average daily net assets pursuant to Rule 12b-1 distribution plans except for Alliance Money Market Fund which pays a fee of up to 0.45% of its average daily net assets. These payments are supplemented by Alliance Capital in making payments to financial intermediaries under the distribution assistance and shareholder servicing and administration program. During 2000, these supplemental payments totaled approximately $77.4 million ($66.6 million in 1999). As of December 31, 2000, there were 7 employees of Alliance Capital who devoted their time exclusively to marketing Alliance Capital's cash management services.

   A principal risk to Alliance Capital's cash management services business is the acquisition of its participating financial intermediaries by companies that are competitors or that plan to enter the cash management services business. As of December 31, 2000, the five largest participating financial intermediaries were responsible for assets aggregating approximately $29.0 billion, or 76.5% of the cash management services total.

   Many of the financial intermediaries whose customers utilize Alliance Capital's cash management services are broker-dealers whose customer accounts are carried, and whose securities transactions are cleared and settled, by the Pershing Division, "Pershing," of Donaldson, Lufkin & Jenrette Securities Corporation, "DLJ Securities Corporation," a subsidiary of AXA Financial until November 3, 2000. Pursuant to an agreement between Pershing and Alliance Capital, Pershing recommends that certain of its correspondent firms use Alliance Capital's money market funds and other cash management products. As of December 31, 2000, DLJ Securities Corporation and these Pershing correspondents were responsible for approximately $23.0 billion or 60.8% of

Alliance Capital's total cash management assets. Pershing may terminate its agreement with Alliance Capital on 180 days' notice. If the agreement were terminated, Pershing would be under no obligation to recommend or in any way assist in the sale of Alliance Capital's cash management products and would be free to recommend or assist in the sale of competitive products.

   Alliance Capital's money market funds are investment companies registered under the Investment Company Act and are managed under the supervision of boards of directors or trustees, which include disinterested directors or trustees who must approve investment management agreements and certain other matters. The investment management agreements between the money market funds and Alliance Capital provide for an expense limitation of 1% per annum or less of average daily net assets. See "--Retail Services--Variable Products" and "--Retail Services--Investment Management Agreements and Fees."

  Shareholder and Administration Services

   Alliance Global Investor Services, Inc., "Alliance Global," is a wholly-owned subsidiary of Alliance Capital that provides registrar, dividend disbursing and transfer agency related services for each U.S. fund and provides servicing for each U.S. fund's shareholder accounts. As of December 31, 2000, Alliance Global employed 654 people. Alliance Global operates out of offices in Secaucus, New Jersey, San Antonio, Texas, and Scranton, Pennsylvania. Under each servicing agreement Alliance Global receives a monthly fee. Each servicing agreement must be approved annually by the relevant U.S. fund's board of directors or trustees, including a majority of the disinterested directors or trustees, and may be terminated by either party without penalty upon 60 days' notice.

   Most U.S. funds utilize Alliance Capital and Alliance Global personnel to perform legal, clerical and accounting services not required to be provided by Alliance Capital. Payments by a U.S. fund for these services must be specifically approved in advance by the U.S. fund's board of directors or trustees. Currently, Alliance Capital and Alliance Global are earning revenues for providing clerical and accounting services to the U.S. funds and these closed-end funds at the rate of approximately $11.6 million per year.

   ACM Global Investor Services S.A., "ACM Global," is a wholly-owned subsidiary of Alliance Capital and is the registrar and transfer agent of substantially all of the offshore funds. As of December 31, 2000, ACM Global employed 41 people. ACM Global operates out of offices in Luxembourg and receives a monthly fee for its registrar and transfer agency services. Each agreement between ACM Global and an offshore fund may be terminated by either party upon 60 days' notice.

   Alliance Capital expects to continue to devote substantial resources to shareholder servicing because of its importance in competing for assets invested in mutual funds and cash management services.

Institutional Research Services

   Institutional research services consist of in-depth research, portfolio strategy, trading and brokerage related services provided to institutional investors such as pension managers, mutual fund managers and other institutional investors who manage assets and look to Sanford C. Bernstein & Co., LLC, "SCB LLC," a wholly-owned subsidiary of Alliance Capital, to provide services to support their asset management activities. As of December 31, 2000, SCB LLC served over 770 clients in the U.S. and over 180 in Europe, Australia and the Far East.

   SCB LLC earns revenues from institutional services by providing investment research and by executing brokerage transactions for research clients on an agency basis. In the case of research, research clients provide compensation principally by directing brokerage transactions to SCB LLC in return for SCB LLC research products. These services accounted for 2.2% of Alliance Capital's revenues in 2000. SCB LLC is occasionally invited to and chooses to participate in underwriting syndicates for equity issuances.

Competition

   The financial services industry is highly competitive and new entrants are continually attracted to it. No one or small number of competitors is dominant in the industry. Alliance Capital is subject to substantial competition in all aspects of its business. Pension fund, institutional and corporate assets are managed by investment management firms, broker-dealers, banks and insurance companies. Many of these financial institutions have substantially greater resources than Alliance Capital. Alliance Capital competes with other providers of institutional investment products and services primarily on the basis of the range of investment products offered, the investment performance of such products and the services provided to clients. Based on an annual survey published on May 14, 2001 by Pensions & Investments as of December 31, 2000, Alliance Capital was ranked 8th out of the top 250 managers based on worldwide assets under management. Based on that survey, Alliance Capital ranked 2nd in active domestic equity managers and 9th out of 751 managers based on U.S. institutional tax-exempt assets. Additionally, Alliance Capital ranked 6th out of the 21 largest managers of passive international index assets, 8th out of the 25 largest managers of passive domestic equity index funds and 15th out of the 25 largest passive domestic bond index managers.

   Many of the firms competing with Alliance Capital for institutional clients also offer mutual fund shares and cash management services to individual investors. Competitiveness in this area is chiefly a function of the range of mutual funds and cash management services offered, investment performance, quality in servicing customer accounts and the capacity to provide financial incentives to financial intermediaries through distribution assistance and administrative services payments funded by Rule 12b-1 distribution plans and the investment adviser's own resources.

Custody and Brokerage

   Neither Alliance Capital nor its subsidiaries, other than SCB LLC, maintains custody of client funds or securities, which is maintained by client-designated banks, trust companies, brokerage firms or other custodians. SCB LLC maintains custody of private client assets and securities. Custody of the assets of Alliance mutual funds, EQ Advisors Trust and money market funds is maintained by custodian banks and central securities depositories.

   Alliance Capital generally has the discretion to select the brokers or dealers to be utilized to execute transactions for client accounts. SCB LLC effects transactions for client accounts only if specifically authorized or directed by the client.

Regulation

   All aspects of Alliance Capital's business are subject to various federal and state laws and regulations and to the laws in the foreign countries in which Alliance Capital's subsidiaries conduct business. The SEC is responsible for carrying out the federal securities laws and serves as a supervisory body of all investment advisers, investment companies and broker dealers. The regulation of broker-dealers has to a large extent been delegated to the National Association of Securities Dealers.

   The laws and regulations under which Alliance Capital operates are primarily intended to benefit clients and Alliance mutual fund shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in business for specific periods, the revocation of licenses or registrations, censures and fines. Any of these, as well as changes in laws or regulations or in government policies, could have a material adverse effect on Alliance Capital.

   Alliance Capital and Alliance Holding are investment advisers registered with the SEC. These companies are subject to the Investment Advisers Act of 1940 and the SEC's regulations under the Advisers Act which impose record keeping and reporting requirements, disclosure requirements and limitations on agency and principal transactions between an adviser and its advisory clients, as well as general anti-fraud prohibitions.

   Each U.S. fund is registered with the SEC under the Investment Company Act and the shares of most U.S. funds are qualified for sale in all states in the United States and the District of Columbia, except for U.S. funds offered only to residents of a particular state. The Investment Company Act of 1940 mandates disclosure by, and substantive regulation of, mutual funds. A significant portion of Alliance Capital's revenues are derived from the agreements under which Alliance Capital provides investment advisory and management services to the U.S. funds. Under the Investment Company Act, these agreements must be specifically renewed at least annually. Annual renewal requires, among other things, approval by the members of each U.S. fund's board of directors or trustees who are not affiliated with Alliance Capital. A failure to renew, or termination of, a significant number of these agreements or arrangements would have a material adverse effect on Alliance Capital.

   Alliance Global is registered with the SEC as a transfer agent. SCB LLC and AFD are registered with the SEC as broker-dealers. SCB LLC is a member of the NYSE. SCB LLC and AFD are subject to minimum net capital requirements ($8.4 million and $14.4 million, respectively, at December 31, 2000) imposed by the SEC on registered broker-dealers and had aggregate regulatory net capital of $164.9 million and $45.6 million, respectively, at December 31, 2000.

   The relationships of AXA and its subsidiaries, including Equitable and its insurance company subsidiary, with Alliance Capital are subject to applicable provisions of the New York Insurance Law and regulations. Certain of the investment advisory agreements and ancillary administrative service agreements are subject to either approval or disapproval by the New York Superintendent of Insurance within a prescribed notice period. Under the New York Insurance Law and regulations, the terms of these agreements are to be fair and equitable, charges or fees for services performed are to be reasonable, and certain other standards must be met. Fees must be determined either with reference to fees charged to other clients for similar services or, in certain cases, which include the ancillary service agreements, based on cost reimbursement.

   Alliance Capital's assets under management and revenues derived from the general accounts of Equitable and its insurance company subsidiary are directly affected by the investment policies for the general accounts. Among the numerous factors influencing general account investment policies are regulatory factors, such as (i) laws and regulations that require diversification of the investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed maturities, equity real estate and equity interests, (ii) statutory investment valuation reserves, and (iii) risk-based capital guidelines for life insurance companies approved by the National Association of Insurance Commissioners. These policies have resulted in the shifting of general account assets managed by Alliance Capital into categories with lower management fees.

Employees

   As of December 31, 2000, Alliance Capital and its subsidiaries employed 4,438 employees, including 605 investment professionals, of whom 221 are portfolio managers, 292 are research analysts and 81 are order placement specialists. The average period of employment of these investment professionals with Alliance Capital is approximately 7 years and their average investment experience is approximately 13 years. Alliance Capital considers its employee relations to be good.

Properties

   Alliance Capital's principal executive offices at 1345 Avenue of the Americas, New York, New York are occupied pursuant to a lease which extends until 2019. Alliance Capital currently occupies approximately 494,127 square feet of space at this location. Alliance Capital also occupies approximately 114,097 square feet of space at 135 West 50th Street, New York, New York, and approximately 161,340 square feet of space at 767 Fifth Avenue, New York, New York, under leases expiring in 2016, and 2002 and 2005, respectively. Alliance Capital also occupies approximately 4,594 square feet of space at 709 Westchester Avenue, White Plains, New York, 42,254 square feet of space at 925 Westchester Avenue, White Plains, New York,

4,341 square feet of space at One North Broadway, White Plains, New York, and 128,587 square feet of space at One North Lexington, White Plains, New York under leases expiring in 2008, 2008, 2008 and 2013, respectively. Alliance Capital and its subsidiaries, AFD and Alliance Global, occupy approximately 134,261 square feet of space in Secaucus, New Jersey, approximately 92,067 square feet of space in San Antonio, Texas, and approximately 60,653 square feet of space in Scranton, Pennsylvania, under leases expiring in 2016, 2009, and 2005, respectively.

   Alliance Capital also leases space in 10 cities in the United States and its subsidiaries and affiliates lease space in London, England, Tokyo, Japan, and 24 other cities outside the United States.

Legal Proceedings

   On April 25, 2001, an amended class action complaint entitled Miller et al.
v. Mitchell Hutchins Assets Management, Inc., et al., which we refer to as the amended Miller complaint, was filed in federal district court in the Southern District of Illinois against Alliance Capital, AFD, and other defendants alleging violations of the federal Investment Company Act of 1940, as amended, "ICA," and breaches of common law fiduciary duty.

   The allegations in the amended Miller complaint concern six mutual funds with which Alliance Capital has investment advisory agreements, including the Alliance Premier Growth Fund, Alliance Health Care Fund, Alliance Growth Fund, Alliance Quasar Fund, Alliance Fund, and Alliance Disciplined Value Fund. The principal allegations of the amended complaint are that (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance Capital and AFD, respectively, are excessive and, therefore, constitute a breach of fiduciary duty.

   Alliance Capital and AFD believe that plaintiffs' allegations are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance Capital and AFD are unable to estimate the impact, if any, that the outcome of this action may have on Alliance Capital's results of operations or financial condition.

   On June 22, 2001, an amended class action complaint entitled Nelson et al.
v. AIM Advisors, Inc. et al., which we refer to as the amended Nelson complaint, was filed in federal district court in the Southern District of Illinois against Alliance Capital, AFD, and numerous other defendants in the mutual fund industry alleging violations of the ICA, and breaches of common law fiduciary duty.

   The allegations in the amended Nelson complaint concern three mutual funds with which Alliance Capital has investment advisory agreements, including Alliance Premier Growth Fund, Alliance Growth Fund and Alliance Quasar Fund. The principal allegations of the amended complaint are that (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory and distribution fees paid to Alliance Capital and AFD, respectively, are excessive and, therefore, constitute a breach of fiduciary duty.

   Alliance Capital and AFD believe that plaintiffs' allegations are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance Capital and AFD are unable to estimate the impact, if any, that the outcome of this action may have on Alliance Capital's results of operations or financial condition.

   Alliance Capital is involved in various other inquiries, administrative proceedings and litigation, some of which allege substantial damages. While any proceeding or litigation has the element of uncertainty, Alliance Capital believes that the outcome of any one of these other lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on Alliance Capital's results of operations or financial condition.

                             DESCRIPTION OF NOTES

   The following description of the particular terms of the   % Notes due 2006,
which we refer to as the "notes due 2006," or as the "notes," offered hereby supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which description reference is hereby made. The notes are referred to in the accompanying prospectus as the "debt securities." The following summary of the notes is qualified in its entirety by reference to the indenture referred to in the accompanying prospectus.

General

   The notes will initially be limited to $350,000,000 in aggregate principal
amount and will mature on    , 2006. The notes will constitute senior debt and
will rank pari passu with all other unsecured and unsubordinated indebtedness of Alliance Capital, subject to certain statutory exceptions in the event of liquidation upon insolvency. The notes will be issued in fully registered form only, in denominations of $1,000 and multiples thereof. Principal of, and interest on, the notes will be payable, and the transfer of notes will be registrable, through the depositary as described below. We may create and issue additional notes with the same terms as the notes offered hereby so that the additional notes will form a single series with the notes.

   The senior indenture permits the defeasance of the notes upon the satisfaction of the conditions described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying prospectus. The notes are subject to these defeasance provisions.

   As used herein, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

   The notes will bear interest from     , 2001 at the annual rate set forth on
the cover page of this prospectus supplement, payable semiannually in arrears
on     and     (each an "interest payment date"), commencing     , 2002 to the
person in whose name such notes are registered at the close of business on the
preceding     and     . Such interest will be computed on the basis of a
360-day year of twelve 30-day months.

   If any interest payment date falls on a day that is not a business day, the interest payment shall be postponed to the next day that is a business day, and no interest on such payment shall accrue for the period from and after such interest payment date. If the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the maturity date.

   Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the interest payment date or maturity date, as the case may be.

Optional Redemption

   The notes may be redeemed, at our option, as a whole or in part at any time, at a redemption price equal to the greater of:

    .  100% of the principal amount of the notes to be redeemed, or

    . the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 20 basis points for the notes, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

   "treasury rate" means, with respect to any redemption date,

    . the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "treasury constant maturities," for the maturity corresponding to the comparable treasury issue (or, if no maturity is within three months before or after the remaining life, yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or

    . if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price of such redemption date.

The treasury rate will be calculated on the third business day preceding the redemption date.

   "comparable treasury issue" means the United States Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term ("remaining life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financing practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life of such notes.

   "independent investment banker" means either Deutsche Banc Alex. Brown Inc. or J.P. Morgan Securities Inc., and their respective successors, or, if both firms are unwilling or unable to select the comparable treasury issue, a nationally recognized investment banking institution which is a primary treasury dealer appointed by us.

   "comparable treasury price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five reference treasury dealer quotations and excluding the highest and lowest reference treasury dealer quotations, the independent investment banker obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

   "reference treasury dealer" means (1) Deutsche Banc Alex. Brown Inc. and J.P. Morgan Securities Inc., and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "primary treasury dealer"), we will substitute for such dealer another primary treasury dealer and (2) any other nationally recognized primary treasury dealer selected by the independent investment banker and acceptable to us.

   "The reference treasury quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

   On or after the redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before any redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price and accrued interest on the notes to be redeemed on such date. Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select the particular notes or portions thereof for redemption from the outstanding notes not previously called, pro rata or by lot or in such other manner as we shall direct.

Trustee

   The Bank of New York is the trustee for the notes. Payment of principal and interest will be payable, and the notes will be transferable, at the office of the trustee, as paying agent. We may, however, pay interest by wire transfer or check mailed to registered holders of the notes. At the maturity of the notes, the principal, together with accrued interest thereon, will be payable in immediately available funds upon surrender of such notes at the office of the trustee. For so long as the notes are represented by global securities, we will make payments of interest to The Depository Trust Company (the "Depositary") or its nominees, as the case may be, which will distribute payments to its beneficial holders in accordance with its customary procedures.

Book-Entry System

   We will issue the notes in registered book-entry only form. The notes will be represented by one or more permanent global certificates registered in the name of the Depositary or its nominee. Except as we describe below, a global security is not transferable, except that the Depositary, its nominees and their successors may transfer an entire global security to one another.

   The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts. By doing so, the Depositary eliminates the need for physical movement of securities. The Depositary's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of which own the Depositary. The Depositary is also owned by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants. The rules applicable to the Depositary and its participants are on file with the SEC.

                        UNITED STATES FEDERAL TAXATION

   The following discussion is the opinion of Davis Polk & Wardwell. It describes the principal United States federal tax consequences of ownership and disposition of the notes. This discussion only applies to:

    . notes purchased by those initial holders who purchase notes at the "issue price" (as defined below);

    .  notes held as capital assets; and

    .  United States Holders (as defined below).

   This discussion does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as:

    .  certain financial institutions;

    .  insurance companies;

    .  dealers in securities or foreign currencies;

    .  persons holding notes as part of a hedge;

    .  United States Holders whose functional currency is not the U.S. dollar;

    . partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

    .  persons subject to the alternative minimum tax.

   This summary is based on the Internal Revenue Code of 1986, as amended (the "Code") to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. Persons considering the purchase of notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

   As used herein, the term "United States Holder" means a beneficial owner of a note that is for United States federal income tax purposes:

    .  a citizen or resident of the United States;

    . a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

    . an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

   The term United States Holder also includes certain former citizens of the United States.

   The "issue price" of a note will equal the first price to the public (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money.

   Payments of Interest. Interest on a note will be taxable to a United States person as ordinary interest income at the time it accrues or is received in accordance with the United States person's method of accounting for tax purposes.

   Sale, Exchange or Retirement of the Notes. Upon the sale, exchange or retirement of a note, a United States person will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the United States person's adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the note. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest" above.

   In general, gain or loss realized on the sale, exchange or redemption of a note will be a capital gain or loss. You should consult your tax advisor regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitations).

   Backup Withholding and Information Reporting. Information returns will be filed with the Internal Revenue Service in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. You will be subject to United States backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

                                     ERISA

   We and certain of our affiliates, including SCB LLC and AFD, may be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended, "ERISA," or a "disqualified person" within the meaning of the Code with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the notes are acquired by or with the assets of a pension or other employee benefit plan with respect to which we, SCB LLC, AFD or any of our respective affiliates is a service provider, unless the notes are acquired pursuant to an exemption from the prohibited transaction rules. Under ERISA, the assets of a pension or other employee benefit plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the plan has invested.

   The acquisition of the notes may be eligible for one of the exemptions noted below if such acquisition:

      (a)(i) is made solely with the assets of a bank collective investment fund and (ii) satisfies the requirements and conditions of Prohibited Transaction Class Exemption, "PTCE," 91-38 issued by the Department of Labor, the "DOL";

      (b)(i) is made solely with assets of an insurance company pooled separate account and (ii) satisfies the requirements and conditions of PTCE 90-1 issued by the DOL;

      (c)(i) is made solely with assets managed by a qualified professional asset manager and (ii) satisfies the requirements and conditions of PTCE 84-14 issued by the DOL;

      (d) is made solely with assets of a governmental plan (as defined in Section 3(32) of ERISA) which is not subject to the provisions of Section 401 of the Code;

      (e)(i) is made solely with assets of an insurance company general account and (ii) satisfies the requirements and conditions of PTCE 95-60 issued by the DOL; or

      (f)(i) is made solely with assets managed by an in-house asset manager and (ii) satisfies the requirements and conditions of PTCE 96-23 issued by the DOL.

   The sale of notes to a plan is in no respect a representation by Alliance Capital that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

   Any plan proposing to invest in the notes should consult with its counsel to confirm that such investment will not result in a prohibited transaction that is not subject to an exemption and will satisfy the other requirements of ERISA, the Code and the DOL Regulations applicable to plans.

                                 UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement dated the date hereof, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

                                                   Principal
                 Name                           Amount of Notes
                 ----                           ---------------
                 Deutsche Banc Alex. Brown Inc.  $
                 J.P. Morgan Securities Inc....
                                                 ------------
                    Total......................  $350,000,000
                                                 ============

   Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

   The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

   The underwriters initially propose to offer part of the notes directly to the public at the offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession
not in excess of   % of the principal amount of the notes. Any underwriter may
allow, and any such dealer may reallow, a concession not in excess of   % of
the principal amount of the notes to certain other dealers. After the initial offering of the notes, the Underwriters may from time to time vary the offering price and other selling terms.

   We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

   In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

   We expect to incur expenses associated with this offering of approximately $865,000.

   J.P. Morgan Securities Inc., will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

   In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

   Each underwriter has represented and agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this prospectus supplement or the accompanying prospectus and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and Alliance Capital shall not have responsibility therefor.

                                 LEGAL MATTERS

   The validity of the notes and certain matters relating to the notes will be passed upon for us by Davis Polk & Wardwell, New York, New York, and for the underwriters by Simpson Thacher & Bartlett, New York, New York.

PROSPECTUS

                                 $600,000,000

                           Alliance Capital [LOGO]/R/

                       Alliance Capital Management L.P.

                                DEBT SECURITIES
                                 DEBT WARRANTS

                               -----------------

   We may offer from time to time debt securities or debt warrants. This prospectus describes the general terms of these securities and the manner in which we will offer these securities. The specific terms of any securities we offer will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 30, 2001

                               TABLE OF CONTENTS


                                                Page
                                                ----
About Alliance Capital Management L.P..........   3
Where You Can Find More Information............   3
Special Note on Forward-Looking Statements.....   4
Consolidated Ratio of Earnings to Fixed Charges   4
Use of Proceeds................................   5
Description of Debt Securities.................   6
Description of Debt Warrants...................  11
Forms of Securities............................  14
Plan of Distribution...........................  16
Legal Matters..................................  17
Experts........................................  17

                             About this Prospectus

   This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $600,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms "Alliance Capital", "we," "us," and "our" refer to Alliance Capital Management L.P.

                    ABOUT ALLIANCE CAPITAL MANAGEMENT L.P.

   Alliance Capital is a leading global investment management firm, providing investment management services for many of the largest U.S. public and private employee benefit plans, foundations, public employee retirement funds, pension funds, endowments, banks, insurance companies and high net worth individuals worldwide. Alliance Capital is also one of the largest mutual fund sponsors and managers, with a diverse family of globally distributed mutual fund portfolios.

   Our principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105, and our telephone number is (212) 969-1000. We maintain a website at www.alliancecapital.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the SEC's website at http://www.sec.gov.

   This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

   The SEC allows us to incorporate by reference much of the information we file with them, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we complete our offering of the securities to be issued under the registration statement or, if later, the date on which any of our affiliates cease offering and selling these securities:

   (a) Current Reports on Form 8-K dated May 3, 2001, February 7, 2001, January 18, 2001 and January 9, 2001.

   (b) Quarterly Report on Form 10-Q for the period ended March 31, 2001.

   (c) Annual Report on Form 10-K for the year ended December 31, 2000.

   You may request a copy of these filings at no cost, by writing or telephoning the office of Alliance Capital Management L.P., 1345 Avenue of the Americas, New York, New York 10105, Attention: Investor Relations, 1-800-962-2134.

                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The most significant of such factors include, but are not limited to, the following:

    .  the performance of financial markets;
    . the investment performance of sponsored investment products and separately managed accounts;
    .  general economic conditions;
    .  future acquisitions;
    .  competitive conditions; and
    .  government regulations, including changes in tax rates.

   Alliance Capital cautions potential investors to carefully consider such factors. Further, such forward-looking statements speak only as of the date on which such statements are made. Alliance Capital undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

                                                Three Months Ended           Fiscal Year
                                                ------------------- ------------------------------
                                                March 31, March 31,
                                                  2001      2000    2000  1999  1998  1997   1996
-                                               --------- --------- ----- ----- ----- ----- ------
Consolidated ratio of earnings to fixed charges   14.02     13.82   17.11 24.74 47.67 51.00 109.47

   For purposes of calculating the ratio of earnings to fixed charges, earnings are the sum of:

    . pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;
    .  fixed charges;
    .  amortization of capitalized interest;
    . distributed income of equity investees; and . our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

   less:

    .  capitalized interest.

   For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:

    .  interest expensed and capitalized;
    . amortized premiums, discounts and capitalized expenses related to indebtedness; and
    .  our estimate of the interest components of rental expenses.

                                USE OF PROCEEDS

   Alliance Capital will use the net proceeds from the sale of the securities we offer by this prospectus for general partnership purposes or for any other purpose described in the applicable prospectus supplement.

                        DESCRIPTION OF DEBT SECURITIES

   This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be issued under a senior debt indenture between us and The Bank of New York, as trustee. The debt securities will constitute senior debt of Alliance Capital. This prospectus refers to the senior debt indenture as the indenture and the senior debt trustee as the trustee. When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

   We have summarized below the material terms and provisions of the indenture and the debt securities or indicated which material provisions will be described in the related prospectus supplement. The summary is not complete. The indenture is included as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indenture for the provisions which may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

Terms of the Debt Securities to be Described in the Prospectus Supplement

   The indenture will not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

    . the designation, aggregate principal amount, purchase price and authorized denominations;

    . the currency or currencies, if other than the currency of the United States, in which principal, premium, if any, and interest will be paid;

    .  the maturity date;

    . the interest rate, if any, and the method for calculating the interest rate;

    . the interest payment dates and the record dates for the interest payments;

    .  the place where we will pay principal, premium, if any, and interest;

    . any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

    . if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

    . whether the debt securities will be issued in the form of global securities or certificated securities;

    . additional provisions, if any, relating to the defeasance of the debt securities;

    . any agents for the debt securities, including trustees, depositories, authenticating or paying agents, transfer agents or registrars;

    . any applicable United States federal income tax consequences, including, but not limited to:

       . whether and under what circumstances we will pay additional amounts on debt securities held by a person who is not a U.S. person for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those debt securities rather than pay the additional amounts;

       . tax considerations applicable to any discounted debt securities or to debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes;

       . tax considerations applicable to any debt securities denominated and payable in foreign currencies; and

    . our right, if any, to defer payment of interest and the maximum length of this deferral period;

    .  any listing on a securities exchange;

    . any other specific terms of the debt securities, including any additional events of default or covenants, and any terms required by or advisable under applicable laws or regulations.

Senior Debt

   Alliance Capital will issue the debt securities under the indenture. The debt securities will constitute part of the senior debt of Alliance Capital and will rank equally and pari passu with all other unsecured and unsubordinated debt of Alliance Capital.

Covenants

  Limitations on Liens

   The indenture will provide that, except as described below, Alliance Capital will not, nor will it permit any subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed that is secured by a pledge, mortgage, deed of trust or other lien on any stock or any indebtedness of any designated subsidiary or any subsidiary that owns, directly or indirectly, all or substantially all of the stock of any designated subsidiary without effectively providing that the debt securities issued under the indenture will be secured equally and ratably with or prior to all other indebtedness secured by such lien, so long as the secured indebtedness is so secured unless, after giving effect thereto, the aggregate principal amount of all such secured indebtedness which would otherwise be prohibited would not exceed 15% of Alliance Capital's consolidated total assets. These restrictions shall not apply to indebtedness secured by:

    . liens on any shares of stock or indebtedness acquired from a person which is merged with or into, or which sells all or substantially all of its assets to, Alliance Capital or a designated subsidiary;

    . liens to secure indebtedness of a designated subsidiary to Alliance Capital or another designated subsidiary but only as long as such indebtedness is owned or held by Alliance Capital or a designated subsidiary; and

    . any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the two foregoing clauses.

   For the purposes of the indenture, "consolidated total assets" shall mean, at any date, the total assets appearing on the most recently prepared consolidated balance sheet of Alliance Capital and its consolidated subsidiaries as at the end of a fiscal quarter of Alliance Capital, prepared in accordance with generally accepted accounting principles; "designated subsidiary" means each of SCB LLC and AFD and any subsidiary succeeding to any substantial part of the business conducted by either of them; "subsidiary" means any corporation, limited liability company, partnership or other entity of which at the time of determination Alliance Capital owns or controls directly or indirectly more than 50% of the stock or equivalent interest; and "stock" means the equity (which includes, but is not limited to, common stock, preferred stock, limited liability company membership interests, partnership interests (whether general or limited) and joint venture interests) of the subsidiary in question.

  Consolidation, Merger or Sale of Assets

   We will not merge or consolidate with or into or sell, lease or convey all or substantially all of our properties and assets to any person or persons unless:

    . Alliance Capital will be the continuing person, or, if Alliance Capital is not the continuing person, the resulting, surviving or transferee person, the "surviving entity", is a company organized and existing under the laws of the United States, any state of the United States or the District of Columbia and expressly assumes all of our obligations under the debt securities and the indenture by a supplemental indenture in form and substance reasonably satisfactory to the trustee; and

    . immediately after such transaction, no event of default has occurred and is continuing; and

    . Alliance Capital or the surviving entity will have delivered to the trustee an officer's certificate and opinion of counsel stating that the transaction and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the indenture relating to the transaction or series of transactions have been satisfied.

   If any merger or consolidation or any sale, lease or conveyance of all or substantially all of our assets occurs in accordance with the indenture, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of Alliance Capital under the indenture with the same effect as if such successor corporation had been named as the issuer under the indenture.

Events of Default

   The indenture provides holders of debt securities with remedies if we fail to perform specific obligations, such as making payments on the debt securities, or if we become bankrupt. You should review these provisions and understand which of our actions trigger an event of default and which actions do not. The indenture permits the issuance of debt securities in one or more series, and, generally, whether an event of default has occurred is determined on a series by series basis.

   An event of default is defined under the indenture, with respect to the debt securities of any series, as being:

    . default in paying principal, or premium, if any, on the debt securities of that series when due;

    . default in paying interest on the debt securities of that series when it becomes due and the default continues for a period of 30 days or more;

    . default in the performance, or breach, of any covenant in the indenture (other than defaults specified in either of the two previous clauses) and the default or breach continues for a period of 60 days or more after we receive written notice from the trustee or from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series;

    . the occurrence of certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to Alliance Capital or any designated subsidiary; or

    .  any other events of default set forth in the prospectus supplement.

   If an event of default (other than an event of default under the indenture specified in the fourth clause above) occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may by written notice, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding debt securities of such series will, require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any.

   If an event of default under the indenture specified in the fourth clause above occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

   After a declaration of acceleration or any automatic acceleration under the fourth clause above, the holders of a majority in principal amount of outstanding debt securities of that series may rescind the accelerated payment requirement if all existing events of default, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of that series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

   Holders of at least 25% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have made written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

   During the existence of an event of default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person's own affairs. If an event of default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

   The trustee will, within 90 days after any default occurs, give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

   We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Modification and Waiver

   The indenture may be amended or modified without the consent of any holder of debt securities in order to:

    .  secure the debt securities of a series;

    . provide for the assumption of our obligations in the case of a merger or consolidation;

    . make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

    .  cure ambiguities, defects or inconsistencies;

    .  establish the forms or terms of debt securities of any series;

    .  evidence the acceptance of appointment by a successor trustee; or

    . make any change that does not adversely affect the interests of the holders of the debt securities.

   Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

    . reduce the principal amount, or modify the final maturity, of any debt security, or reduce the amount payable upon redemption of the debt securities;

    . reduce the interest rate or extend the time for payment of interest on the debt securities;

    . reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;

    .  change the currency in which principal, any premium or interest is paid;

    . modify or amend the provisions for conversion of any currency into another currency;

    . reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

    . alter the terms on which holders of the debt securities may convert or exchange debt securities for stock or other securities of Alliance Capital or of other entities or for other property or the cash value of the property, other than in accordance with the antidilution provisions or other similar adjustment provisions included in the terms of the debt securities; or

    . impair the right to institute suit for the enforcement of any payment on the debt securities.

Defeasance and Covenant Defeasance

   If we deposit, in trust, with the trustee (or other qualifying trustee), sufficient cash or specified government obligations to pay the principal of (and premium, if any) and interest and any other sums due on the scheduled due date for the debt securities of a particular series, then at our option and subject to certain conditions (including the absence of an event of default):

    . we will be discharged from our obligations with respect to the debt securities of such series, which we refer to as a "legal defeasance", or

    . we will no longer be under any obligation to comply with the covenants described above under "Limitations on Liens" and "Consolidation, Merger or Sale of Assets" and an event of default relating to any failure to comply with such covenants will no longer apply to us with respect to such debt securities, which we refer to as a "covenant defeasance."

   If we exercise our legal defeasance option, payment of such debt securities may not be accelerated because of an event of default. If we exercise our covenant defeasance option, payment of such debt securities may not be accelerated by reference to the covenants from which we have been released or pursuant to an event of default referred to above which is no longer applicable. If we fail to comply with our remaining obligations with respect to such debt securities under the indenture after we exercise the covenant defeasance option and such debt securities are declared due and payable because of the occurrence of an event of default, the amount of money and government obligations on deposit with the trustee may be insufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default. However, we will remain liable for such payments.

   Under current United States federal income tax laws, a legal defeasance would be treated as a taxable event in which holders of those debt securities might recognize gain or loss. Unless accompanied by other changes in the terms of the debt securities, a covenant defeasance generally should not be treated as a taxable exchange. In order to exercise our defeasance options, we must deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes.

Concerning our Relationship with the Trustees

   We and our subsidiaries maintain ordinary banking relationships and credit facilities with The Bank of New York.

                         DESCRIPTION OF DEBT WARRANTS

   We may issue debt warrants for the purchase of debt securities. We may offer debt warrants separately or together with one or more additional debt warrants or debt securities, as described in the applicable prospectus supplement. As explained below, each debt warrant will entitle its holder to purchase debt securities at an exercise price set forth in, or to be determinable as set forth in, the related prospectus supplement.

   The debt warrants are to be issued under debt warrant agreements to be entered into between us and one or more banks or trust companies, as debt warrant agent, all as will be set forth in the prospectus supplement relating to the debt warrants being offered by the prospectus supplement. A form of debt warrant agreement, including a form of debt warrant certificate representing the debt warrants, reflecting the alternative provisions that may be included in the debt warrant agreements to be entered into with respect to particular offerings of debt warrants, is included as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information" above for information on how to obtain a copy of the form of debt warrant agreement.

Terms of the Debt Warrants to be Described in the Prospectus Supplement

   The particular terms of each issue of debt warrants, the applicable debt warrant agreement relating to the debt warrants and the debt warrant certificates representing debt warrants will be described in the applicable prospectus supplement. This description will include:

    . the specific designation and aggregate number of, and the price at which we will issue, the debt warrants;

    .  the currency with which the debt warrants may be purchased;

    . the date on which the right to exercise the debt warrants will begin and the date on which that right will expire or, if you may not continuously exercise the debt warrants throughout that period, the specific date or dates on which you may exercise the debt warrants;

    .  whether the debt warrants will be issued in definitive or global form;

    . any applicable United States federal income tax consequences, including, but not limited to:

       . whether and under what circumstances we will pay additional amounts on debt securities that may be purchased upon exercise of the debt warrants and are held by a person who is not a U.S. person for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those debt securities rather than pay the additional amounts;

       . tax considerations applicable to any discounted debt securities or to debt securities issued at par that may be purchased upon exercise of the debt warrants and are treated as having been issued at a discount for United States federal income tax purposes;

       . tax considerations applicable to any debt securities that may be purchased upon exercise of the debt warrants and are denominated and payable in foreign currencies; and

    . the identity of the debt warrant agent for the debt warrants and of any other depositaries, execution or paying agents, transfer agents, registrars, determination, or other agents;

    . the proposed listing, if any, of the debt warrants or any securities purchasable upon exercise of the debt warrants on any securities exchange;

    . if applicable, the designation, aggregate principal amount, currency and terms of the debt securities that may be purchased upon exercise of the debt warrants;

    . if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of the debt warrants issued with each of the debt securities;

    . if applicable, the date on and after which the debt warrants and the related debt securities will be separately transferable;

    .  if applicable, any anti-dilution provisions; and

    .  any other terms of the debt warrants.

  Exercise of Debt Warrants

   Unless otherwise provided in the related prospectus supplement, each debt warrant will entitle the holder of debt warrants to purchase for cash the principal amount of debt securities at the exercise price that will in each case be set forth in, or be determinable as set forth in, the related prospectus supplement. Debt warrants may be exercised at any time up to the close of business on the expiration date specified in the prospectus supplement relating to the debt warrants. After the close of business on the expiration date or any later date to which the expiration date may be extended by us, unexercised debt warrants will become void.

   Debt warrants may be exercised as set forth in the prospectus supplement relating to the debt warrants. Upon receipt of payment and the debt warrant certificate properly completed and duly executed at the corporate trust office of the debt warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon exercise of the debt warrants to the person entitled to them. If fewer than all of the debt warrants represented by the debt warrant certificate are exercised, a new debt warrant certificate will be issued for the remaining amount of debt warrants.

   If you hold your interest in a debt warrant indirectly, you should check with the institution through which you hold your interest in the debt warrant to determine how these provisions will apply to you.

Significant Provisions of the Debt Warrant Agreements

   We will issue the debt warrants under one or more debt warrant agreements to be entered into between us and a bank or trust company, as debt warrant agent, in one or more series, which will be described in the prospectus supplement for the debt warrants. The forms of debt warrant agreements are filed as exhibits to the registration statement. The following summaries of significant provisions of the debt warrant agreements and the debt warrants are not intended to be comprehensive and holders of debt warrants should review the detailed provisions of the relevant debt warrant agreement for a full description and for other information regarding the debt warrants.

   Modifications without Consent of Debt Warrant Holders. We and the debt warrant agent may amend the terms of the debt warrants and the debt warrant certificates without the consent of the holders to:

    .  cure any ambiguity,

    .  cure, correct or supplement any defective or inconsistent provision, or

    . amend the terms in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the affected holders in any material respect.

   Modifications with Consent of Debt Warrant Holders. We and the debt warrant agent, with the consent of the holders of not less than a majority in number of the then outstanding unexercised debt warrants affected, may modify or amend the debt warrant agreement. However, we and the debt warrant agent may not make any of the following modifications or amendments without the consent of each affected debt warrant holder:

    .  change the exercise price of the debt warrants;

    . reduce the amount or number receivable upon exercise, cancellation or expiration of the debt warrants other than in accordance with the antidilution provisions or other similar adjustment provisions included in the terms of the debt warrants;

    . shorten the period of time during which the debt warrants may be exercised;

    . materially and adversely affect the exercise rights of the owners of the debt warrants; or

    . reduce the percentage of outstanding debt warrants the consent of whose owners is required for the modification of the applicable debt warrant agreement.

   Consolidation, Merger or Sale of Assets. If at any time we merge or consolidate with another entity or transfer substantially all of our assets, the successor entity will succeed to and assume all of our obligations under each debt warrant agreement and the debt warrant certificates. We will then be relieved of any further obligation under each of those debt warrant agreements and the debt warrants issued under those debt warrant agreements. See "Description of Debt Securities--Covenants-Consolidation, Merger or Sale of Assets."

   Enforceability of Rights of Debt Warrant Holders. The debt warrant agents will act solely as our agents in connection with the debt warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of debt warrant certificates or beneficial owners of debt warrants. Any holder of debt warrant certificates and any beneficial owner of debt warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise the debt warrants evidenced by the debt warrant certificates in the manner provided for in that series of debt warrants or pursuant to the applicable debt warrant agreement. No holder of any debt warrant certificate or beneficial owner of any debt warrants will be entitled to any of the rights of a holder of the debt securities or any other debt warrant property purchasable upon exercise of the debt warrants, including, without limitation, the right to receive the payments on those debt securities or other debt warrant property or to enforce any of the covenants or rights in the relevant indenture or any other similar agreement.

   Registration and Transfer of Debt Warrants. Subject to the terms of the applicable debt warrant agreement, debt warrants in registered, definitive form may be presented for exchange and for registration of transfer, at the corporate trust office of the debt warrant agent for that series of debt warrants, or at any other office indicated in the prospectus supplement relating to that series of debt warrants, without service charge. However, the holder will be required to pay any taxes and other governmental charges as described in the debt warrant agreement. The transfer or exchange will be effected only if the debt warrant agent for the series of debt warrants is satisfied with the documents of title and identity of the person making the request.

   New York Law to Govern. The debt warrants and each debt warrant agreement will be governed by, and construed in accordance with, the laws of the State of New York.


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                              FORMS OF SECURITIES

   Each debt security and debt warrant will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities and debt warrants represented by these global securities. The depositary maintains a computerized system that will reflect each investor's beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

   Registered Global Securities. We may issue the registered debt securities and debt warrants in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

   If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

   Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

   So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the indenture or debt warrant agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the indenture or debt warrant agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture or debt warrant agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture or debt warrant agreement, the depositary for the registered

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

global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

   Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to debt warrants, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Alliance Capital, the trustee, the debt warrant agent or any agent of Alliance Capital, the trustee or the debt warrant agent will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

   We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants' accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

   If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. In addition, we may at any time and in our sole discretion decide not to have any of the securities represented by one or more registered global securities. If we make that decision, we will issue securities in definitive form in exchange for all of the registered global security or securities representing those securities. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the trustee, debt warrant agent or other relevant agent of ours or theirs. It is expected that the depositary's instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.


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                             PLAN OF DISTRIBUTION

   We may sell the securities in any of three ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser; or (c) through agents. The prospectus supplement will set forth the terms of the offering of such securities, including

      (a) the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them,

      (b) the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

      (c) any securities exchanges on which the securities may be listed.

   Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

   We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

   We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Alliance Capital at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

   Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.


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                                 LEGAL MATTERS

   The validity of the securities in respect of which this prospectus is being delivered will be passed upon for us by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

   The consolidated statements of financial condition of Alliance Capital as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in partners' capital and comprehensive income and cash flows for the year ended December 31, 2000 and the two-month period ended December 31, 1999, and the consolidated statements of income, partners' capital and comprehensive income and cash flows of Alliance Holding, the predecessor to Alliance Capital, for the ten-month period ended October 29, 1999 and the consolidated statements of income, changes in partners' capital and comprehensive income and cash flows for the year ended December 31, 1998, appearing in the Alliance Capital 10-K for the year ended December 31, 2000 and incorporated by reference into this registration statement have been audited by KPMG LLP, independent accountants, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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